  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 1998.
                                                     REGISTRATION NO. 333-43965
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            HORIZON OFFSHORE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    1629                    76-0494934
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
       JURISDICTION               INDUSTRIAL            IDENTIFICATION NO.)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                            HORIZON OFFSHORE, INC.
                      2500 CITYWEST BOULEVARD, SUITE 2200
                             HOUSTON, TEXAS 77042
                                (713) 361-2600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID W. SHARP
                            CHIEF FINANCIAL OFFICER
                            HORIZON OFFSHORE, INC.
                      2500 CITYWEST BOULEVARD, SUITE 2200
                             HOUSTON, TEXAS 77042
                                (713) 361-2600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
            WILLIAM B. MASTERS                WILLIAM N. FINNEGAN
   JONES, WALKER, WAECHTER, POITEVENT,        MICHAEL J. SWIDLER
        CARRERE & DENEGRE, L.L.P.           ANDREWS & KURTH L.L.P.
         201 ST. CHARLES AVENUE         600 TRAVIS STREET, SUITE 4200
      NEW ORLEANS, LOUISIANA 70170           HOUSTON, TEXAS 77002
         PHONE: (504) 582-8000              PHONE: (713) 220-4200
          FAX: (504) 582-8012                FAX: (713) 220-4285
                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 6, 1998

PROSPECTUS

                                5,000,000 SHARES

                             HORIZON OFFSHORE, INC.

                                  COMMON STOCK

                                   --------

  The 5,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of Horizon Offshore, Inc. ( "Horizon" or the "Company") offered hereby (the "Offering") are being sold by the Company. Prior to this Offering, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "HOFF."

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                   --------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         UNDERWRITING
               PRICE     DISCOUNTS AND   PROCEEDS TO
             TO PUBLIC   COMMISSIONS(1)  COMPANY(2)
----------------------------------------------------
Per Share     $             $              $
----------------------------------------------------
Total(3)   $             $              $
----------------------------------------------------
----------------------------------------------------

 (1) For information concerning indemnification of the Underwriters, see "Underwriting."
 (2) Before deducting expenses payable by the Company estimated at $500,000.
 (3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
     and Proceeds to Company will be $     , $      and $     , respectively.

                                   --------
  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
     , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York, 10001.

                                   --------
SALOMON SMITH BARNEY

      PAINEWEBBER INCORPORATED

                                                RAYMOND JAMES & ASSOCIATES, INC.

      , 1998

                             [PHOTO APPEARS HERE]

The Gulf Horizon is a 350 foot long pipelay/pipebury barge capable of laying up to 36 inch diameter pipelines. The vessel completed refurbishment in January 1998 and is capable of installing pipelines in water depths of up to 800 feet.

                             [PHOTO APPEARS HERE]


The Lone Star Horizon is a 320 foot long pipelay/pipebury barge capable of laying up to 48 inch diameter pipelines. The vessel completed refurbishment in January 1998 and is capable of installing pipelines in water depths of up to 800 feet.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised and (ii) has been adjusted to give effect to a 220 for one stock split of the outstanding shares of Common Stock effected by means of a stock dividend in January 1998. As used herein, unless the context requires otherwise, references to Horizon or the Company include its predecessors and subsidiaries.

THE COMPANY

  Horizon provides marine construction services to the offshore oil and gas industry primarily in the United States Gulf of Mexico (the "Gulf of Mexico" or the "Gulf"). The Company's marine fleet is used primarily to install marine pipelines to transport oil and gas from newly installed production platforms and other subsea production systems. During 1997, the Company (i) assembled new leadership with an entrepreneurial philosophy, significant operational expertise and established customer relationships, (ii) aggressively expanded its operating capabilities through the addition of strategic assets and (iii) focused on delivering superior execution to its customers.

  The Company has assembled a fleet of seven vessels, four of which are currently operational, with one vessel expected to be operational in April 1998 and the remaining two vessels expected to be operational during the third quarter of 1998. The Company's fleet will be capable of a wide range of marine construction activities, including (i) installing up to 48-inch pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 800 feet,
(ii) providing pipebury and all other services necessary to commence transporting oil and gas through an installed pipeline and (iii) installing and salvaging production platforms and other marine structures. Management believes that the Company's expanded fleet allows it to compete in the Gulf for substantially all pipeline installation projects in shallow water depths of 200 feet and less and a substantial number of projects in intermediate water depths of between 200 and 800 feet.

BUSINESS STRATEGY

  The Company's business strategy is designed to capitalize on the positive trends and current opportunities in the marine construction industry. Key elements of the Company's strategy are to:

  . MAINTAIN FOCUS IN GULF. Horizon intends to maintain its focus on the shallow and intermediate water depths of the Gulf of Mexico because of its strong competitive position in this market segment, its management team's substantial expertise in this market segment and the positive outlook for new oil and gas exploration and development activity in these water depths.

  . EXPAND OPERATING CAPABILITIES. Management believes that the ability to offer a full range of pipeline construction services in varying water depths is an important component in providing superior execution, establishing and maintaining customer relationships and in implementing the Company's strategy. Since mid-1997 the Company has significantly expanded its operating capabilities through (i) the acquisition of two pipelay/pipebury barges, one pipebury barge and a diving support vessel and (ii) its alliance with DSND (described below).

  . PURSUE SELECTED INTERNATIONAL EXPANSION OPPORTUNITIES. The Company is considering and carefully evaluating expanding offshore into selected international market areas in which members of the Company's management team have extensive prior experience.

  . PROVIDE DERRICK SERVICES. The Company is upgrading the Phoenix Horizon to perform derrick services. The Company also intends to construct a second derrick barge to be named the Pacific Horizon to take advantage of any increase in demand for platform installation and removal services and related activities in the Gulf.

  . DELIVER SUPERIOR EXECUTION. During 1997, in response to increasing demand and customer requests and to implement its business strategy, the Company identified and assembled the individuals that comprise its current management team. The team was selected primarily due to its entrepreneurial philosophy, significant operational expertise and established customer relationships in the Gulf and international markets. Since assuming their present operational responsibilities in mid-1997, management has focused on and delivered superior execution of projects for its customers through improved asset utilization and operating efficiencies.

STRATEGIC ALLIANCE

  On December 4, 1997, the Company entered into a definitive agreement with Det Sondenfjelds-Norske Dampskibsselskab ASA ("DSND") to form a strategic alliance. DSND is a Norwegian-based full-service contractor in the subsea construction business with operations in the North Sea and offshore Brazil. As part of the DSND strategic alliance, (i) DSND acquired 30% of the Company's outstanding Common Stock from a subsidiary of Elliott Associates, L.P. and Westgate International, L.P., the Company's principal stockholders (collectively, the "Principal Stockholders"), (ii) DSND agreed to sell to the Company the DSND Stephaniturm, a 230-foot diving support vessel equipped with a dynamic positioning system that allows the vessel to stay in position without the use of anchors, for $17.5 million, and (iii) the Company and DSND agreed to form a joint venture (the "DSND Joint Venture"), which will be 30% owned by the Company, to conduct primarily deep water pipelaying operations in the Gulf, offshore Mexico and Canada, and in the Caribbean. The DSND Joint Venture will have available to it a reel pipelaying vessel that is being constructed and chartered by DSND. This reel pipelaying vessel is anticipated to be deployed during the third quarter of 1999 and to be able to install 10 inch diameter pipe in water depths as great as 6,000 feet. The DSND Joint Venture will also have access to DSND's other deep water pipelaying vessels for any deep water pipelaying projects that may be obtained by the DSND Joint Venture.

  The Company is incorporated under the laws of the State of Delaware. Its principal office is located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042, and its telephone number is (713) 361-2600.

                                 THE OFFERING

Common Stock offered by the
 Company........................... 5,000,000 shares
Common Stock to be outstanding af-
 ter the Offering.................. 19,076,480 shares(1)
Use of Proceeds.................... The Company intends to use the net proceeds of the Offering as follows (i) $17.5
                                    million to acquire the DSND Stephaniturm,
                                    (ii) approximately $14 million to construct
                                    the Pacific Horizon and (iii) the remaining
                                    proceeds will be used to repay indebtedness
                                    incurred primarily for vessel acquisitions
                                    and upgrades. See "Use of Proceeds."
Nasdaq National Market Symbol...... HOFF

-------
(1) Does not include (i) 750,000 shares issuable upon exercise of options that will be granted at the initial public offering price in connection with the Offering and (ii) 1,200,000 additional shares reserved for issuance under the Company's Stock Incentive Plan (the "Incentive Plan"). See "Management--Stock Incentive Plan."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In particular, prospective investors should be aware of the potential effects on the Company of the risks presented by the factors listed under "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table presents for the periods indicated certain summary historical financial information and operating data of the Company. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated historical financial statements and related notes thereto included elsewhere in this Prospectus.

                                                     INCEPTION
                                                      THROUGH      YEAR ENDED
                                                    DECEMBER 31,  DECEMBER 31,
                                                      1996(1)         1997
                                                    ------------ --------------
                                                     (IN THOUSANDS, EXCEPT PER
                                                     SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Contract revenues..................................   $ 14,088      $ 36,144
Costs of contract revenues.........................     21,616        30,104
                                                      --------      --------
  Gross profit (loss)..............................     (7,528)        6,040
Selling, general and administrative expenses.......      2,047         2,788
                                                      --------      --------
  Operating income (loss)..........................     (9,575)        3,252
Other income (expense):
  Interest.........................................     (1,662)       (1,619)
  Gain on sale of asset............................         --           614
  Other............................................         40            29
                                                      --------      --------
Net income (loss) before income taxes..............    (11,197)        2,276
Income tax benefit.................................     (1,617)           --
                                                      --------      --------
Net income (loss)..................................   $ (9,580)     $  2,276
                                                      ========      ========
Net income (loss) per share........................   $  (0.70)     $   0.17
                                                      ========      ========
Pro forma net income per share(2)..................                 $   0.28
                                                                    ========
STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) operating
 activities........................................   $ (9,568)     $  3,491
Net cash used in investing activities..............    (25,916)      (28,306)
Net cash provided by financing activities..........     38,134        25,011
OTHER NON-GAAP FINANCIAL DATA:
EBITDA(3)..........................................   $ (8,860)     $  4,254
OTHER FINANCIAL DATA:
Depreciation.......................................   $    715      $  1,002
Capital expenditures...............................     29,999        38,267
OPERATING DATA:
Number of vessels operating at end of period.......          2             2
Barge days(4)......................................        347           568
Miles of pipe laid.................................         65           125
                                                      AS OF DECEMBER 31, 1997
                                                    ---------------------------
                                                                 AS ADJUSTED(5)
                                                     HISTORICAL   (UNAUDITED)
                                                    ------------ --------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)..........................   $ (2,113)     $ 17,335
Property and equipment, net........................     55,040        72,540
Total assets.......................................     72,989       107,606
Long-term debt, net of current maturities..........     34,729        10,777
Stockholders' equity...............................     20,059        80,959

--------
(1) Results are from inception (December 20, 1995) through December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(2) Pro forma net income per share is calculated by adding back interest expense related to the debt anticipated to be paid off upon consummation of the Offering to net income divided by the shares used in computing net income per share.

(3) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA is a supplemental financial measurement used by the Company and investors in the marine construction industry in the evaluation of its business. Management believes that EBITDA provides supplemental information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital and is not intended to depict funds available for reinvestment or other discretionary uses. Management of the Company believes that factors that should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. Management believes that the trends predicted by the Company's historical EBITDA reflect the Company's operating loss in 1996 and the Company's improved operating performance in 1997. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies. Further, EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income, cash flow provided by operations or any other measure of performance determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.

(4) Number of days vessels are offshore performing services, in transit or waiting on inclement weather, while under contract.

(5) As adjusted to give effect to the Offering and the application of the net proceeds from the Offering as described under "Use of Proceeds" and the collection of the subscription receivable in January 1998.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as other information contained in this Prospectus.

INDUSTRY VOLATILITY

  Demand for the Company's services depends on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These activities traditionally have been cyclical and influenced by prevailing oil and gas prices, expectations about future demand and prices, the cost of exploring for, producing and developing oil and gas reserves, the discovery rate of new oil and gas reserves, sale and expiration dates of offshore leases in the United States and abroad, political and economic conditions, governmental regulations and the availability and cost of capital. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially resulting in significant fluctuations in demand for pipeline and other developmental construction services. The Company's results in recent periods have benefited from improved market conditions for the Company's services as a result of increased oil and gas exploration and development activity. There can be no assurance that the current market conditions will continue. Recently, oil prices have decreased primarily as a result of, among other things, decreased international demand and economic uncertainty in the Far East. The Company is unable to predict whether these industry conditions will continue and what impact they may have on the Company's operations. However, any significant decline in worldwide demand for oil and gas or a prolonged reduction in oil or gas prices in the future would likely depress development activity and could have a material adverse effect on the Company's revenues and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and "Business-- Seasonality, Cyclicality and Factors Affecting Demand."

RISKS OF RAPID GROWTH

  The Company has grown rapidly over the last year through internal growth and acquisitions of additional marine equipment. The Company increased the size of its original fleet in 1997 from two to seven vessels by purchasing two pipelay/pipebury barges, one pipebury barge, one barge that is being upgraded and refurbished to serve as a derrick barge and one diving support vessel. The Company also intends to acquire another diving support vessel and construct a derrick barge with a portion of the proceeds of the Offering. During 1997, the Company generated $3.5 million in net cash from its operating activities as a result of the expansion of the Company's operations and improved operating results. If the Company experiences delays in completing the refurbishment and upgrade of the remaining vessels acquired in 1997 that have not commenced operations, constructing the derrick barge or any other vessels the Company may construct or acquire and upgrade in the future, the Company's operations may be negatively affected until the vessels are completed and placed in service. Managing the rapid growth experienced by the Company will be important for its future success and will demand increased responsibilities for its executive management team. Several factors, including the need for talented executive-level personnel, increased marketing, estimating, bidding, planning and administrative burdens and the increased logistical problems of expanding operations in the Gulf and international market areas, operating new equipment and commencing international operations, could present difficulties, which if not managed successfully, could have a material adverse effect on the Company's revenues and profitability.

  In addition, the Company anticipates that part of its growth will come from the installation and removal or salvaging of offshore fixed platforms, which the Company expects to commence in the third quarter of 1998. While the Company believes that the need to salvage platforms in the Gulf will increase and that the Company will be able to compete for this business due to the experience of its management team, the Company has no prior experience in installing and salvaging platforms, and thus there can be no assurance that the Company will be successful in installing and salvaging platforms.

NEED FOR ADDITIONAL FINANCING

  The Company's acquisition strategy may require significant amounts of additional capital. Although the Company will substantially reduce its debt after the application of the net proceeds of the Offering, it may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may represent a significant burden on the Company's results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

1996 OPERATING LOSS; LACK OF OPERATING HISTORY

  The Company was incorporated in December 1995 and incurred a $9.6 million net loss and had a negative cash flow of approximately $9.6 million from its operating activities for the period from its inception (December 20, 1995) through December 31, 1996. This loss resulted primarily from actions undertaken by the Company under the direction of its former management team, in attempting to expand the Company's operations into the Middle East. Under prior management, the Company agreed to acquire and refurbish a barge for purposes of providing construction services in the Middle East. In connection with the purchase, the Company undertook certain actions to perform construction services for a customer of the seller. The Company encountered title disputes over the barge, higher than anticipated barge refurbishing costs and the subsequent rejection of the barge by the customer. Present management of the Company has resolved title, contractual and other legal disputes pertaining to the barge and related project through negotiation with the seller and customer and is in the process of upgrading and refurbishing the barge, which has been renamed the Phoenix Horizon. The Company acquired the barge for $4.8 million and paid $4.9 million to the customer to settle the claims. The Company financed $3.0 million of the acquisition price with a note payable to the seller and $4.4 million is payable to the customer in monthly installments beginning in January 1998 until March 2003. In April 1997, a former member and employee of a subsidiary of the Company filed actions in a Texas District Court in Harris County, Texas seeking $10 million in compensatory damages and $20 million in punitive damages against the subsidiary, a Principal Stockholder and other persons alleging that he was wrongfully terminated as an employee following the difficulties experienced with this barge and the related project in the Middle East and that the defendants deprived him of his equity interest in the subsidiary of the Company. The actions were settled in February 1998 with the Principal Stockholder paying $150,000 and each party completely releasing the other from any further liability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company, which was organized in December 1995, has limited experience in conducting business and operations and its business strategy has been recently developed. Primarily as a result of the net loss incurred by the Company in 1996, the Company had a negative cash flow of approximately $9.6 million from its operating activities in 1996. Prior to this Offering, the Company has used borrowings and proceeds from the sale of assets to fund the cash used in operations and capital expenditures. As with any new enterprise, the business plans and strategy of the Company are being continually evaluated and revised and there can be no assurance that the Company's business plans and strategies will be implemented or, if implemented, that they will be successful.

INTERNATIONAL OPERATIONS

  A key element of the Company's strategy is to expand its operations into international offshore oil and gas producing areas. The Company's international operations will be subject to a number of risks inherent in any business operating in foreign countries, including political, social and economic instability, potential vessel seizure, increased operating costs, nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Additionally, the ability of the Company to compete in international market areas may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, establish foreign subsidiaries with significant ownership positions reserved for citizens of, or purchase supplies from, that country. Furthermore, any foreign subsidiaries of the Company may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what foreign governmental regulations applicable to the Company's operations may be enacted in the future. Although it is impossible to predict the nature and the likelihood of any of these types of events, if such an event should occur, it could have a material adverse effect on the Company's financial condition and results of operations. The Company encountered significant difficulties in attempting to establish operations offshore Middle East under the supervision of its prior management team and does not intend to pursue any opportunities in the Middle East. See "--1996 Operating Loss; Lack of Operating History."

RISKS OF JOINT VENTURE OPERATIONS

  The Company believes that many of its international operations will be conducted through joint ventures, which will be jointly managed and controlled by the Company and the joint venture partner. The DSND Joint Venture, which will be owned 30% by the Company, will operate the vessels made available to it by DSND to lay pipe in deep and intermediate water depths in the Gulf, offshore Mexico and Canada, and in the Caribbean. The Company anticipates entering into additional joint ventures with other entities if it expands into other international market areas. Under the terms of the DSND Joint Venture, the Company will not have the ability to control the business and affairs of the joint venture. In addition, any future foreign joint ventures may, from time to time, face governmentally imposed restrictions on their ability to transfer funds to the Company. See "--International Operations."

SHORTAGE OF SKILLED WORKERS

  The Company's ability to increase its profitability depends on its ability to attract and retain workers. The Company's number of employees has increased from three at January 1, 1996 to approximately 327 at February 15, 1998. The Company expects that the total number of employees will increase further in order to support the Company's anticipated growth. The Company estimates that it will need to hire approximately 400 additional workers to staff the four barges it purchased in 1997 that are expected to be operational in 1998. As a result, management must devote significant time, effort and expense to hire, train and retain qualified workers. While the Company believes that its wage rates are competitive and that its relationship with its workforce is good, a significant increase in the wages paid by other employers could result in a reduction in the Company's workforce, increases in the wage rates paid by the Company, or both. If either of these events occur for any significant period of time, the Company's profitability could be diminished and the growth potential of the Company could be impaired. See "Business--Employees."

RISKS OF OPERATIONS AND INADEQUATE INSURANCE COVERAGE

  Offshore construction involves a high degree of operational risk. Hazards, such as vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in offshore operations. These hazards can cause significant personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims. The Company maintains such insurance protection as it deems prudent, including hull insurance on its vessels. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. A successful claim for which the Company is not fully insured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business--Insurance."

COMPETITION

  The Company's business is highly competitive. Marine construction companies operating offshore in the Gulf of Mexico compete vigorously for available projects. Contracts for the Company's services are generally awarded on a competitive bid basis, and while customers may consider, among other things, the availability and capabilities of equipment, and the reputation, safety record and experience of the contractor, intense price competition is the primary factor in determining which qualified contractor is awarded the job. As the Company increases the portion of its operations conducted in water depths in excess of 200 feet and internationally, it will encounter additional competitors, many of whom have greater experience than the Company in such markets. Many of the Company's competitors and potential competitors are larger and have greater financial and other resources than the Company. Competitors with greater financial resources may be willing to sustain losses on certain projects to prevent further market entry by other competitors. In addition, marine construction vessels have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid the additional expenses associated with temporarily idling or "stacking" its vessels, some competitors may from time to time bid contracts at rates below those of the Company in order to cover their variable operating expenses and contribute to their fixed operating expenses. Moreover, increased activity levels in the Gulf of Mexico may attract additional competitors or marine equipment to the Gulf of Mexico market area. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends on, among other things, the continued active participation of the Company's executive officers and certain of the Company's other key operating personnel. Several members of management and operating and professional personnel have had extensive experience with other providers of marine construction services in a variety of projects in domestic and international market areas. The loss of the services of any one of these persons could have a material adverse effect on the Company. The Company has entered into employment agreements with each of its executive officers that expire three years from the date of the Offering.

CONTRACT BIDDING RISKS

  Due to the nature of the offshore construction industry, substantially all of the Company's projects are performed on a fixed-price basis. The revenue, costs and gross profit realized on a contract will often vary from the estimated amount because of changes in offshore job conditions and variations in labor and equipment productivity from the original estimates. These variations and the risk generally inherent in the marine construction industry may result in gross profits realized by the Company being different from those originally estimated and reduced profitability or losses on projects. In addition, during the summer construction season, the Company typically bears the risk of delays caused by adverse weather conditions.

PERCENTAGE-OF-COMPLETION ACCOUNTING

  The Company's contract revenues are recognized on a percentage-of-completion basis. Accordingly, contract revenue and cost estimates are reviewed periodically as the work progresses, and adjustments are reflected in income in the period when such revisions are determined. To the extent that these adjustments result in a reduction or elimination of previously reported profits, the Company would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and the notes to the Company's consolidated financial statements.

RISKS OF GROWTH STRATEGY

  Future acquisitions of other complementary businesses and marine equipment are a key element of the Company's growth and expansion strategy. The Company may use a portion of the net proceeds of the Offering to pursue acquisitions of additional marine equipment or acquisitions of other companies with operations related or complementary to its current operations. See "Use of Proceeds." There can be no assurance that the Company will be able to identify and acquire acceptable marine equipment or acquisition candidates on financial or other terms favorable to the Company. The acquisition and refurbishment or construction of marine equipment involves potential delays and increased costs due to unanticipated delays in equipment deliveries, scheduling service providers, equipment condition and assembly or construction. Any inability on the part of the Company to purchase additional marine equipment or other complementary vessels on favorable financial or other terms or to integrate and manage acquired businesses could have a material adverse effect on the Company's revenues and profitability.

SEASONALITY AND WEATHER RISKS

  The offshore construction industry in the Gulf of Mexico is highly seasonal as a result of weather conditions and historically as a result of the timing of capital expenditures by oil and gas companies. Historically, the greatest demand for marine construction services has been during the period from May through September. As a result, a disproportionate amount of the Company's contract revenues are earned during the last half of each fiscal year. Because of seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company intends to partially offset the seasonality of its operations in the Gulf by pursuing selected international expansion opportunities. No assurances can be given that such expansion opportunities, if successful, will result in the anticipated offset of the seasonality of the Company's Gulf operations.

REGULATORY AND ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to and affected by various types of governmental regulation. Violations of various statutory and regulatory programs that apply to the Company's operations can result in civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. To date the Company's cost of complying with such laws and regulations has not been material, but because such laws and regulations are changed frequently, it is not possible for the Company to accurately predict the cost or impact of such laws and regulations on its future operations. In addition, the loss by the Company of any of the licenses required for its operations for any reason could have a material adverse effect on the Company's operations.

  The Company depends on the demand for its services from the oil and gas industry and is affected by changing taxes and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations, or delays in taking action, for staffing, economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Business--Regulation."

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  The Company's business depends on maintaining strong working relationships with the oil and gas companies operating in the Gulf of Mexico. Coastal Oil & Gas Corporation and Santa Fe Energy Resources Corporation accounted for approximately 15% and 11%, respectively, of the Company's revenues for the year period ended December 31, 1997. The loss of any significant customer for any reason could result in a substantial loss of revenue and have a material adverse effect on the Company's profitability. See "Business--Customers."

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of the Offering, the Principal Stockholders and DSND will beneficially own approximately 72.1% (69.4% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock. The Principal Stockholders' and DSND's stock ownership gives them the ability to control the election of the Company's directors and the business and affairs of the Company. DSND has agreed with the Principal Stockholders and the Company to vote its shares of Common Stock for the director nominees proposed for election by the Company's Board of Directors. Jonathan D. Pollock, the Company's Chairman of the Board, is affiliated with the Principal Stockholders. The Company intends to use approximately $19 million of the net proceeds of the Offering to pay indebtedness owed to the Principal Stockholders. The interests of the Principal Stockholders and DSND may not always be the same as the interests of the Company's other stockholders. See "Management--Stockholder's Agreement" and "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 19,076,480 shares of Common Stock (excluding approximately 750,000 shares issuable upon the exercise of options to be issued in connection with the Offering). All of the 5,000,000 shares of Common Stock offered hereby will be eligible for sale in the public market without restriction upon completion of the Offering by persons who are not deemed to be affiliates of the Company or acting as underwriters. All of the remaining outstanding shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, the Principal Stockholders, DSND and each of the Company's directors and executive officers have agreed not to offer, sell or otherwise dispose of any shares of Common Stock in the public market for 180 days from the date of this Prospectus without the prior written consent of Smith Barney Inc. See "Underwriting." DSND and the Principal Stockholders also have rights to require the Company under certain circumstances to register under the Securities Act all of the shares of Common Stock owned by them. DSND and the Principal Stockholders have waived their registration rights with respect to the Offering. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this Offering, including sales in connection with a registered offering of Common Stock, could adversely affect the market price of the Common Stock. See "Principal Stockholders" and "Shares Eligible for Future Sale."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF MARKET PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to list the Common Stock offered hereby on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters. For the factors considered in such negotiations, see "Underwriting." There can be no assurance that future market prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the marine construction business, fluctuations in oil and gas prices, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results.

DILUTION

  Purchasers of the Common Stock in the Offering will incur immediate dilution of $8.76 per share in the pro forma net tangible book value of their investment (assuming an initial public offering price of $13.00 per share). See "Dilution."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF
INCORPORATION, BYLAWS AND THE DELAWARE GENERAL CORPORATION LAW

  The Company's Certificate of Incorporation and Bylaws contain, among other things, provisions establishing a classified Board of Directors, authorizing shares of preferred stock with respect to which the Board of Directors of the Company has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders, and requiring an 80% vote of stockholders in order to remove directors, amend the Certificate of Incorporation, Bylaws and approve certain business combinations with respect to an "interested stockholder." Such provisions could delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interest, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock. The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company has not issued, and currently has no plans to issue, any shares of preferred stock. See "Description of Capital Stock--Certain Charter and Bylaw Provisions."

DIVIDENDS

  The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company's business and, therefore, does not plan to declare or pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the ability of the Company to make distributions to its shareholders is prohibited by its revolving credit and term loan facility with Den norske Bank (the "Credit Facility"). See "Dividend Policy."

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain statements that may be deemed "forward-looking statements." All statements, other than statements of historical fact, included in this Prospectus that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the Company's business strategy, plans and objectives, statements expressing beliefs and expectations regarding future demand for the Company's services and other events and conditions that may influence the demand for and prices received for marine construction services in the Gulf of Mexico and elsewhere and the Company's performance in the future, statements concerning future growth and expansion into international producing areas, including the anticipated level of capital expenditures for, and the nature and scheduling of construction projects and other such matters are forward-looking statements. Such statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this Prospectus are also subject to a number of material risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's expectations are discussed herein under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

                                DIVIDEND POLICY

  After the Offering, the Company intends to retain earnings, if any, to meet its working capital requirements and to finance the future growth of its business and, therefore, does not plan to declare or pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the Company is prohibited from making distributions to its stockholders by the Credit Facility. See "Risk Factors--Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  Dilution is the difference between the initial public offering price per share of the Common Stock offered hereby and the net tangible book value per share of the Common Stock after giving effect to the Offering. Net tangible book value per share of Common Stock represents the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. The net tangible book value of the Company at December 31, 1997 was $20.1 million, or $1.43 per share of Common Stock. After giving effect to the Offering (assuming an initial public offering price of $13.00 per share and deducting the estimated underwriting discounts and commissions and offering expenses) and the collection of the subscription receivable in January 1998, the net tangible book value of the Company at December 31, 1997 would have been approximately $80.9 million or $4.24 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.81 per share of Common Stock to current holders of Common Stock and an immediate dilution of approximately $8.76 per share to the new investors purchasing shares in the Offering.

  The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share....................       $13.00
  Net tangible book value per share as of December 31, 1997........ $1.43
  Increase attributable to new investors...........................  2.81
                                                                    -----
Adjusted net tangible book value per share after the Offering......         4.24
                                                                          ------
Dilution per share to new investors................................       $ 8.76
                                                                          ======

  The following table summarizes, on an as adjusted basis, at December 31, 1997, the number of shares of Common Stock to be issued by the Company in connection with the Offering, the total consideration received by the Company and the average price per share of Common Stock paid by existing stockholders and by new investors in the Offering (assuming an initial public offering price of $13.00 per share) before deducting the underwriting discounts and commissions and estimated offering expenses.

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 14,076,480    74%  $28,312,500    30%   $ 2.01
New investors..................  5,000,000    26%   65,000,000    70%   $13.00
                                ----------   ---   -----------   ---
  Total........................ 19,076,480   100%  $93,312,500   100%
                                ==========   ===   ===========   ===

  The above computations do not give effect to (i) 750,000 shares issuable upon exercise of options that will be granted at the initial public offering price in connection with the Offering and (ii) 1,200,000 additional shares reserved for issuance under the Company's Incentive Plan. See "Management-- Stock Incentive Plan."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $60 million, assuming an initial public offering price of $13.00 per share ($69.0 million if the Underwriters' over-allotment option is exercised in full). The Company will use $17.5 million of the net proceeds to purchase the DSND Stephaniturm from DSND and anticipates using approximately $14 million to construct the Pacific Horizon. The Company also intends to use approximately $23 million of the net proceeds from the Offering to repay all outstanding indebtedness owed to the Principal Stockholders and approximately $5.5 million to repay a portion of the outstanding indebtedness under the Credit Facility. If the over-allotment option is exercised, any proceeds will be used to repay outstanding indebtedness under the Credit Facility.

  Borrowings under the Credit Facility bear interest at 9% per annum and mature on June 30, 2002. Borrowings from the Principal Stockholders bear interest at 10% per annum with quarterly principal payments required commencing March 31, 2003 and final maturity on December 31, 2005. Funds borrowed under the Credit Facility and from the Principal Stockholders within the past year were used to acquire the Lone Star Horizon, the Canyon Horizon, the Gulf Horizon and the Phoenix Horizon and for general corporate purposes.

  Upon completion of the Offering, the Company anticipates that the Credit Facility will be amended to provide for a $30 million term loan facility and a $20 million revolving credit facility. The full amount of the Credit Facility will be available to the Company for general corporate purposes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 on an actual basis and as adjusted to give effect to the Offering (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" and the collection of the subscription receivable in January 1998. The table set forth below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                  AS OF DECEMBER 31, 1997
                                                  -------------------------
                                                   (IN THOUSANDS, EXCEPT
                                                      PER SHARE DATA)
                                                    ACTUAL     AS ADJUSTED
                                                  -----------  ------------
                                                                 (UNAUDITED)
Long-term debt, less current maturities.......... $    34,729      $10,777
                                                  -----------  -----------
Stockholders' equity:
  Preferred stock, par value $1.00 per share;
   5,000,000 shares authorized; no shares issued
   and outstanding...............................          --           --
  Common stock, par value $1.00 per share;
   35,000,000 shares authorized; 14,076,480
   shares issued and outstanding (actual),
   19,076,480 shares issued and outstanding (as
   adjusted)(1)..................................       3,369        8,369
  Additional paid-in capital.....................      24,944       79,894
  Subscription receivable........................        (950)          --
  Accumulated deficit............................      (7,304)      (7,304)
                                                  -----------  -----------
    Total stockholders' equity...................      20,059       80,959
                                                  -----------  -----------
Total capitalization............................. $    54,788  $    91,736
                                                  ===========  ===========

--------
(1) Does not include (i) 750,000 shares issuable upon exercise of options that will be granted at the initial public offering price in connection with the Offering and (ii) 1,200,000 additional shares reserved for issuance under the Incentive Plan.

                     SELECTED FINANCIAL AND OPERATING DATA

  The selected financial and operating data for the periods ended December 31, 1996 and 1997 are derived from the audited financial statements of the Company. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                        INCEPTION
                                                         THROUGH     YEAR ENDED
                                                       DECEMBER 31, DECEMBER 31,
                                                         1996(1)        1997
                                                       ------------ ------------
                                                       (IN THOUSANDS, EXCEPT PER
                                                       SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Contract revenues.....................................   $ 14,088     $ 36,144
Costs of contract revenues............................     21,616       30,104
                                                         --------     --------
  Gross profit (loss).................................     (7,528)       6,040
Selling, general and administrative expenses..........      2,047        2,788
                                                         --------     --------
  Operating income (loss).............................     (9,575)       3,252
Other income (expense)
  Interest expense....................................     (1,662)      (1,619)
  Gain on sale of asset...............................         --          614
  Other expense.......................................         40           29
                                                         --------     --------
Net income (loss) before income taxes.................    (11,197)       2,276
Income tax benefit....................................     (1,617)          --
                                                         --------     --------
Net income (loss).....................................   $ (9,580)    $  2,276
                                                         ========     ========
Net income (loss) per share...........................   $  (0.70)    $   0.17
                                                         ========     ========
Pro forma net income per share(2).....................                $   0.28
                                                                      ========
STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) operating activities...   $ (9,568)    $  3,491
Net cash used in investing activities.................    (25,916)     (28,306)
Net cash provided by financing activities.............     38,134       25,011
OTHER NON-GAAP FINANCIAL DATA:
EBITDA(3).............................................   $ (8,860)    $  4,254
OTHER FINANCIAL DATA:
Depreciation..........................................   $    715     $  1,002
Capital expenditures..................................     29,999       38,267
OPERATING DATA:
Number of vessels operating at end of period..........          2            2
Barge days(4).........................................        347          568
Miles of pipe laid....................................         65          125
                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).............................   $    534     $ (2,113)
Property and equipment, net...........................     29,284       55,040
Total assets..........................................     39,690       72,989
Long-term debt, net of current maturities.............     38,104       34,729
Stockholders' equity (deficit)........................     (6,550)      20,059

--------
(1) Results are from inception (December 20, 1995) through December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

(2) Pro forma net income per share is calculated by adding back interest expense related to the debt anticipated to be paid off upon consummation of the Offering to net income divided by the shares used in computing net income per share.

(3) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA is a supplemental financial measurement used by the Company and investors in the marine construction industry in the evaluation of its business. Management believes that EBITDA provides supplemental information about the Company's ability to meet its future requirements for debt service, capital expenditures and working capital and is not intended to depict funds available for reinvestment or other discretionary uses. Management of the Company believes that factors that should be considered by investors in evaluating EBITDA include, but are not limited to, trends in EBITDA as compared to cash flow from operations, debt service requirements and capital expenditures. Management believes that the trends predicted by the Company's historical EBITDA reflect the Company's operating loss in 1996 and the Company's improved operating performance in 1997. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies. Further, EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income, cash flow provided by operations or any other measure of performance determined in accordance with generally accepted accounting principles as an indicator of the Company's profitability or liquidity.

(4) Number of days vessels are offshore performing services, in transit or waiting on inclement weather, while under contract.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ from those expressed or implied by the forward-looking statements. See "Risk Factors" and "Forward-Looking Statements."

GENERAL

  The Company provides marine construction services to the oil and gas industry primarily in the Gulf of Mexico. The Company's marine fleet is used primarily to install marine pipelines to transport oil and gas from newly installed production platforms and other subsea production systems. Over the past several years, improvements in seismic and drilling technology and production techniques, which have increased drilling success rates and efficiencies, together with improved oil and gas prices have resulted in increased exploration and development in the Gulf and have improved the economics of developing smaller oil and gas fields, especially in shallow water. According to Offshore Data Services reports, the number of offshore rigs operating in the Gulf has increased from less than 60 in May 1992 to approximately 170 in December 1997.

  The present management team, which assumed its current role in July 1997, has aggressively expanded the Company's operations and has assembled a fleet of seven vessels, which includes four vessels capable of pipelaying operations, one bury barge, one derrick vessel and one diving support vessel. Two of the pipelaying vessels, the American Horizon and the Cajun Horizon, were placed into service in April 1996 and July 1996, respectively. The American Horizon and the Cajun Horizon installed approximately 125 miles of pipe ranging in diameter from three to ten inches during the year ended December 31, 1997 compared to approximately 65 miles during the year ended December 31, 1996. In the third quarter of 1997, the Company completed the purchase of the Phoenix Horizon, which will be upgraded and refurbished to serve as a combination derrick/pipelay vessel and is anticipated to be placed into service during the third quarter of 1998. Two pipelaying vessels, the Gulf Horizon and Lone Star Horizon, a bury barge, the Canyon Horizon, and a diving support vessel, the Pearl Horizon, were acquired in the second half of 1997. The Gulf Horizon and Lone Star Horizon became operational during the first quarter of 1998, the Pearl Horizon is expected to become operational in April 1998 and the Canyon Horizon is expected to be placed into service during the third quarter of 1998. The Company's expanded fleet will allow it to compete in the Gulf for substantially all pipeline installation projects in shallow water depths of 200 feet and less and a significant number of projects in intermediate water depths between 200 and 800 feet.

  The demand for offshore construction services in the Gulf depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand and prices, the cost of exploring for, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, sale and expiration dates of offshore leases in the United States and abroad, political and economic conditions, governmental regulations and the availability and cost of capital. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services. See "Risk Factors--Industry Volatility."

  Factors affecting the Company's profitability include competition, equipment and labor productivity, contract estimating, weather conditions and the other risks inherent in marine construction. The marine construction industry in the Gulf is highly seasonal as a result of weather conditions with the greatest demand for these services occurring during the second and third calendar quarters of the year. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality. See "Risk Factors."

RESULTS OF OPERATIONS

  The discussion below describes the Company's results of operations. Three factors in particular make the results of the following periods difficult to compare. First, the Company's new management team assumed its current role in July 1997 and has implemented operational systems and procedures that include improved bidding and profitability analyses for projects, project supervision and review procedures, and increased equipment utilization achieved through vessel and project scheduling. Second, in the fourth quarter of 1996, the Company experienced difficulties in the Middle East primarily related to the acquisition of a barge and related pipelay project which resulted in significant financial losses described in the results of operations for the period from inception to December 31, 1996. Third, the Company's two vessels that operated in 1997, the American Horizon and Cajun Horizon, commenced operations in April and July 1996, respectively.

  During the last quarter of 1997, the Company has made significant acquisitions and improvements to its fleet. The Company anticipates that due to the substantial growth in the size and operating capabilities of its fleet, the Company's operating results in the future will not be comparable to the Company's historical results. The Company's recent vessel acquisitions have expanded its operating capabilities and increased its operating cost structure. The Company's ability to integrate these vessels into its operations will directly impact the Company's future results of operations. The aggregate amount of selling, general and administrative expenses is also expected to increase to support this growth.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE PERIOD FROM INCEPTION (DECEMBER 20, 1995) THROUGH DECEMBER 31, 1997

  Contract Revenues. Contract revenues were $36.1 million for the year ended December 31, 1997 compared to $14.1 million for the period from inception (December 20, 1995) through December 31, 1996 (Fiscal 1996). The American Horizon and the Cajun Horizon, which were placed into service in April and July 1996, respectively, were operational for the entire year in 1997. There was a significant increase in the number of construction contracts awarded to the Company in 1997 as compared to 1996. The Company installed approximately 125 miles of pipe ranging from three to ten inches in diameter during 1997 compared to approximately 65 miles for Fiscal 1996. The Company's results of operations for 1997 reflect the level of offshore activity in the Gulf and current management's ability to competitively bid, win and successfully manage projects.

  Gross Profit (Loss). Gross profit was $6.0 million (16.7% of contract revenues) for the year ended December 31, 1997 as compared to a gross loss of $7.5 million for Fiscal 1996. Under the guidance of present management, the Company has improved its gross profit margin in the last half of 1997 through more efficient execution of projects, greater equipment utilization, an increase in the number of contracts awarded and increased contract revenue.

  The gross loss for Fiscal 1996 was primarily attributable to $7.4 million in charges relating to actions undertaken by the Company, under former management, in attempting to expand operations into the Middle East. At the time, the Company agreed to acquire and refurbish a barge for purposes of providing construction services in the Middle East. In connection with the acquisition, the Company undertook certain actions to perform construction services for a customer of the seller. The Company encountered title disputes over the barge, higher than anticipated refurbishment costs and the subsequent rejection of the barge by the customer. Present management of the Company has resolved title, contractual and other legal disputes pertaining to the barge and related project. The Company acquired the barge for $4.8 million with $3.0 million being payable over a three year period and agreed to pay $4.9 million with $4.4 million payable in monthly installments commencing January 1, 1998 until December 31, 2001 to the customer to settle the claims. The Company is in the process of upgrading and refurbishing the barge, since renamed the Phoenix Horizon, to serve as a derrick barge in the Gulf.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $2.8 million (7.7% of contract revenues) for 1997 from $2.0 million (14.5% of contract revenues) for Fiscal 1996 primarily due to the addition of personnel and other expenses associated with the growth of the Company. The Company incurred $.5 million (3.5% of contract revenues) of travel and other costs in Fiscal 1996 related to the Company's unsuccessful expansion into the Middle East.

  Interest Expense. Interest expense was $1.6 million for 1997 and $1.7 million for Fiscal 1996. The Company's total outstanding debt increased during the last quarter of 1996 due to additional borrowings to fund acquisitions, capital improvements and working capital requirements. In April 1997, in connection with a recapitalization of the Company, the Principal Stockholders contributed $21.0 million of debt to additional paid-in capital. The Company applied $12.0 million of the proceeds from the sale of assets in 1997, as described below, to reduce debt to the Principal Stockholders. The Company's outstanding debt increased significantly during the fourth quarter of 1997 as a result of the vessel acquisitions and improvements made to expand the Company's fleet and the acquisition of marine bases in Houma, Louisiana and Port Arthur, Texas.

  Other Income. The Company sold one of its vessels to an unaffiliated third party in February 1997 for $3.3 million cash resulting in the recognition of a $.6 million gain.

  Income Taxes. The Company uses the liability method of accounting for income taxes. As of December 31, 1997, the Company had net operating loss carryforwards of approximately $2.1 million, which expire in 2012 and may be available to reduce future income taxes. For financial reporting purposes, a valuation allowance has been established as of December 31, 1997 and 1996 to offset the Company's net deferred tax assets, including those related to carryforwards, to the extent they were not realizable through the sale of appreciated assets. See note 7 of the notes to the Company's consolidated financial statements.

  A tax benefit of $1.6 million was recorded in Fiscal 1996 based upon the Company's estimates of the timing of reversals of certain temporary differences and on the generation of taxable income before such reversals. The deferred tax asset relates to the $4.8 million gain from the sale of assets which was included in taxable income for 1997. The Company accounted for the $3.2 million gain on the sale, net of taxes of approximately $1.6 million, as a capital contribution.

  Net Income (Loss). Net income was $2.3 million for the year ended December 31, 1997 as compared to a net loss for Fiscal 1996 of $9.6 million. The net loss for Fiscal 1996 was primarily the result of the $7.4 million in charges relating to the unsuccessful expansion into the Middle East.

LIQUIDITY AND CAPITAL RESOURCES

  The Company had a working capital deficit of $2.1 million at December 31, 1997, compared to positive working capital of $.5 million at December 31, 1996. The working capital deficit at December 31, 1997 was primarily due to vessel and property acquisitions and improvements financed through short-term borrowings. The significant growth in the number of construction contracts and related contract revenues in 1997 resulted in an increase in contract receivables. Cash provided by operations was $3.5 million for the year ended December 31, 1997, compared to cash used by operations of $9.6 million for Fiscal 1996. The Company has used borrowings and proceeds from the sale of assets to fund the cash used in operations and capital expenditures. The Company anticipates borrowing additional amounts under the Credit Facility to fund equipment acquisitions and meet its working capital requirements prior to completion of the Offering.

  Cash used for capital expenditures during 1997 totaled $31.9 million, including $27.2 million primarily related to the acquisition, refurbishment and upgrading of the Gulf Horizon, Lone Star Horizon, Canyon Horizon and Pearl Horizon and improvements to existing marine equipment. The Company also acquired and made improvements to marine bases in Houma, Louisiana and Port Arthur, Texas for $4.0 million in 1997. In Fiscal 1996 the Company made $21.0 million of capital expenditures primarily to acquire and refurbish the American Horizon and Cajun Horizon and relating to the acquisition of the Phoenix Horizon. Four boats and a tugboat, acquired and upgraded for a total of $10.4 million in 1996, were subsequently sold in 1997.

  The Principal Stockholders funded substantially all of the Company's cash requirements prior to the establishment of the Credit Facility. These advances were represented by promissory notes bearing interest at the rate of 10% per annum. In 1997, the Company was recapitalized through a series of transactions. The Principal Stockholders contributed $21.0 million of the principal indebtedness and accrued interest to additional paid-in capital. The Company issued 10% Subordinated Notes due December 31, 2005 (the "Subordinated Notes") to the Principal Stockholders to evidence the remaining outstanding indebtedness and provide for any future advances in an aggregate amount not to exceed $20 million (see Note 6 to the financial statements). In February 1998, the Subordinated Notes were amended to provide for advances of up to $24 million. The Company does not anticipate making any further borrowings from the Principal Stockholders after the Offering.

  On October 27, 1997, the Company entered into the Credit Facility with Den norske Bank, which was amended in December 1997, that currently provides for $20 million of borrowings. The Credit Facility includes both a $13 million term loan (the "Term Loan") to be repaid in 48 monthly installments of $.2 million beginning July 31, 1998 with the balance due at maturity and a $7 million revolving line of credit (the "Revolver") due June 30, 2002. The Credit Facility is secured by substantially all assets of the Company, including a mortgage on all vessels owned by the Company, as well as a support agreement between Den norske Bank and Elliott Associates, L.P., one of the Principal Stockholders, that requires Elliott Associates, L.P., to assume the liability under the Credit Facility should the Company default on its obligations under the Credit Facility. It is anticipated that the support agreement will be terminated following the Offering. The Credit Facility requires that certain conditions be met in order for the Company to obtain advances under the Term Loan. Advances under the Revolver may be obtained in accordance with a borrowing base defined as a percentage of accounts receivable balances. The Credit Facility requires the Company to maintain certain financial ratios and contains certain covenants that limit the ability of the Company to incur additional indebtedness, pay dividends, create certain liens, sell assets and limits capital expenditures to the extent such amounts are not funded by the Principal Stockholders. Interest is calculated on advances under the Credit Facility based upon either Den norske Bank's prime rate plus one half percent or LIBOR plus three percent. Upon completion of the Offering, it is anticipated that the Credit Facility will be amended to provide for a $30 million term loan facility, a $20 million revolving credit facility and covenants consistent with the Company's improved financial condition, results of operation and increased stockholders' equity.

  The Company increased its borrowings under the Subordinated Notes and the Credit Facility to make the acquisitions and upgrades in 1997. As of December 31, 1997, $16.8 million was due under the Subordinated Notes, including accrued interest. As of December 31, 1997, the Company had $13.0 million outstanding under the Term Loan and $1.7 million outstanding under the Revolver bearing interest at 9.0% per annum. The Company expects to repay the outstanding borrowings under the Subordinated Notes and a portion of the amounts outstanding under the Credit Facility with the proceeds from the Offering. The Company will use $17.5 million of the net proceeds of the Offering to acquire the DSND Stephaniturm and expects to use approximately $14 million to construct the Pacific Horizon.

  On December 4, 1997, the Company entered into an agreement with DSND to form a strategic alliance. DSND acquired 30% of the Company's Common Stock from the Principal Stockholders. DSND has agreed to sell the DSND Stephaniturm to the Company for $17.5 million. In addition the Company will obtain a 30% interest in the DSND Joint Venture to be formed to operate a reel pipelay vessel in the Gulf, offshore Canada and Mexico, and in the Caribbean. The Company and DSND will be required to fund, in proportion to their ownership, the funds required to operate the DSND Joint Venture to the extent not provided from operations. The Company is unable to predict at this time the working capital requirements of the DSND Joint Venture.

  Planned capital expenditures for 1998 are estimated to total approximately $19 million to complete improvements to the Company's existing fleet. Management believes that cash generated from operations, together with available borrowings under the Credit Facility, will be sufficient to fund the Company's currently planned capital projects and working capital requirements for 1998. The Company's strategy, however, is to make other acquisitions to expand its operating capabilities and expand into selected international markets. To the extent the Company is successful in identifying acquisition opportunities, it most likely will require additional debt or equity financing depending on the size of any transaction. See "Risk Factors--Need for Additional Financing."

                                   BUSINESS

THE COMPANY

  Horizon provides marine construction services to the offshore oil and gas industry primarily in the Gulf. The Company's marine fleet is used primarily to install marine pipelines to transport oil and gas from newly installed production platforms and other subsea production systems. During 1997, the Company (i) assembled new leadership with an entrepreneurial philosophy, significant operational expertise and established customer relationships, (ii) aggressively expanded its operating capabilities through the addition of strategic assets and (iii) focused on delivering superior execution to its customers.

  The Company has assembled a fleet of seven vessels, four of which are currently operational, with one vessel expected to be operational in April 1998 and the remaining two vessels expected to be operational during the third quarter of 1998. The Company's fleet will be capable of a wide range of marine construction activities, including (i) installing up to 48-inch pipelines and smaller diameter rigid and coiled-line pipe in water depths up to 800 feet,
(ii) providing pipebury and all other services necessary to commence transporting oil and gas through an installed pipeline and (iii) installing and salvaging production platforms and other marine structures. Management believes that the Company's expanded fleet allows it to compete in the Gulf for substantially all pipeline installation projects in shallow water depths of 200 feet and less and a substantial number of projects in intermediate water depths of between 200 and 800 feet.

BUSINESS STRATEGY

  The Company's business strategy is designed to capitalize on the positive trends and current opportunities in the marine construction industry. Key elements of the Company's strategy are to:

  . MAINTAIN FOCUS IN GULF. Horizon intends to maintain its focus on the shallow and intermediate water depths of the Gulf of Mexico because of its strong competitive position in this market segment, its management team's substantial expertise in this market segment and the positive outlook for new oil and gas exploration and development activity in these water depths. The Company also believes that it will benefit from the continued consolidation in the marine construction industry in the Gulf as a number of publicly owned companies perform an increasing portion of the available projects in shallow and intermediate waters.

  . EXPAND OPERATING CAPABILITIES. Management believes that the ability to offer a full range of pipeline construction services in varying water depths is an important component in providing superior execution, establishing and maintaining customer relationships and implementing the Company's strategy. Although the Company historically has focused on installing smaller diameter pipelines in shallow water depths, the Company has expanded its operating capabilities substantially through the expansion of its fleet since mid-1997. The acquisition of two pipelay/pipebury barges, one pipebury barge and a diving support vessel will enable the Company to install larger diameter pipelines in intermediate water depths and to perform platform support services. Additionally, through the Company's alliance with DSND (described below), the Company will gain immediate access to DSND's deep water technology and expertise and anticipates further expansion of its capabilities to include the ability to install pipelines in deep water and to install coiled-line pipe under adverse weather conditions.

  . PURSUE SELECTED INTERNATIONAL EXPANSION OPPORTUNITIES. To respond to increasing demand and customer requests, the Company is considering and carefully evaluating expanding into selected international market areas in which members of the Company's management team have extensive prior experience. Horizon has commenced a project offshore Venezuela and is concentrating its international expansion efforts on areas with similar operating conditions to those found in the Gulf, particularly offshore West Africa and Venezuela. There can be no assurance that the Company will successfully obtain or perform any other international projects.

  . PROVIDE DERRICK SERVICES. The Company expects demand for platform installation and removal services to increase as a result of increased drilling activity and the implementation of governmental regulations governing the abandonment of offshore wells and removal of platforms in the Gulf of Mexico. The Company is upgrading the Phoenix Horizon to perform derrick services. The Company also intends to construct a second derrick barge to be named the Pacific Horizon that will be capable of lifting 800 tons. The Company has options to acquire the hull, crane, winches and quarters facilities and believes that the barge will be constructed and be available to commence operations late in 1998.

  . DELIVER SUPERIOR EXECUTION. During 1997, to implement its business strategy, the Company identified and assembled the individuals that comprise its current management team. The team was selected primarily due to its entrepreneurial philosophy, significant operational expertise and established customer relationships in the Gulf and international markets. Since assuming their present operational responsibilities in mid-1997, management has focused on and delivered superior execution of projects for its customers through improved asset utilization and operating efficiencies. As a result of this focus, the Company improved its gross profit margins to $5.9 million (24.3% of contract revenues) for the six months ended December 31, 1997 from a gross loss of $8.1 million in the prior year period and increased its backlog to $16.4 million at December 31, 1997 from $2.9 million at December 31, 1996.

INDUSTRY CONDITIONS

  Demand for marine construction services is primarily a function of the level of oil and gas activity in the Gulf. Over the past several years, improvements in seismic and drilling technology and production techniques have resulted in more intensive drilling activity in the Gulf. The number of active drilling rigs in the Gulf of Mexico increased from less than 60 in May 1992 to approximately 170 in December 1997 and many industry analysts believe that the industry is operating at full capacity. See "Risk Factors--Industry Volatility."

  Due to the time required to drill an exploratory offshore well, formulate a development plan and install a production platform, the demand for marine construction services to install platforms and related pipelines in shallow and intermediate water depths usually lags exploratory drilling by six months to one year. The Company believes that its expanded fleet of marine vessels and international operations will provide it with a competitive advantage in its targeted market areas that, coupled with continued strong oil and gas activity, should enable the Company to continue to grow profitably in the future.

SCOPE OF OPERATIONS

  The Company is a leading provider of marine construction services in the shallow waters of the Gulf of Mexico. The Company installed approximately 125 miles of pipe of various diameters in various water depths in the Gulf during 1997. When the Company's current upgrade and refurbishment program for its recently purchased vessels is completed, the Company will be capable of installing and burying pipelines with an outside diameter (including concrete coating) of up to 48 inches and smaller diameter pipe in water depths up to 800 feet.

  The Company's pipelay and pipebury vessels are highly specialized vessels, capable of installing pipelines of various diameters. The Company's pipelay vessels employ conventional S-lay technology, which is appropriate for shallow and intermediate water depths. Conventional pipeline installation involves the sequential assembly of pipeline joints through an assembly line of welding stations that runs the length of the pipelay vessel, testing and coating the welds on the deck of the pipelay barge and then lowering the pipe off the stern and into the water via a ramp that is referred to as a "pontoon" or "stinger." The ramp supports the pipe to some distance under the water and prevents over-stressing as it curves into a horizontal position downward toward the sea floor. The barge is then moved forward by its anchor winches and the pipeline is laid on the sea floor. The suspended pipe forms an elongated "S" shape as it undergoes a second bend above the contact point on the sea floor. During the pipelay process, divers regularly inspect the pipeline to ensure that there are no obstructions on the sea floor, that the ramp is providing proper support and that the pipeline is settling correctly.

  Pipelines installed on the Outer Continental Shelf that are greater than
8.75 inches in diameter or located in water depths of 200 feet or less are required by the regulations of the United States Department of Interior's Minerals Management Service ("MMS") to be buried at least three feet below the sea floor. Each of the Company's shallow water pipelay vessels is equipped with a towed jet sled that uses high pressure bursts of air and water to create a trench underneath the pipeline as it settles into the seabed in order to bury the pipe. In soft ocean floors and water depths of less than 200 feet towed jet sleds generally are more efficient than using a bury barge or other procedures followed by some competitors to bury small diameter pipelines and is less likely to damage the pipeline being laid or any existing pipelines which the pipeline may be crossing. Unlike a conventional "plow" trencher, towed jet sleds use a high pressure stream of water which is pumped from the barge to create a trench into which the pipe is then laid. The Company also owns a bury barge, the Canyon Horizon, which is expected to be placed into service during the third quarter of 1998 and will be capable of burying marine pipelines to depths of more 20 feet in hard rocky ocean floors. The Company will use this large bury barge for deep burying projects in shipping lanes, harbors and hard ocean floors and its towed jet sleds for burying projects in soft ocean floors thereby allowing the Company to match its burying approach to the requirements of each specific contract.

  The Company's fleet also includes a multi-purpose vessel, the Pearl Horizon, that is being converted to serve as a diving support vessel to perform pipeline support services such as connecting pipelines to platforms and other pipelines (tie-ins), filling pipelines with water under pressure to test for tensile strength (hydrostatic testing) and commencing production from a platform (commissioning services). This vessel is expected to commence operations in April 1998.

  The Company expects to commence installing and removing or "salvaging" offshore fixed platforms in the third quarter of 1998 when the upgrade of the Phoenix Horizon is completed and the derrick barge Pacific Horizon is constructed. Derrick barges are equipped with cranes designed to lift and place platforms, structures or equipment into position for installation. In addition, they can be used to disassemble and remove platforms and prepare them for salvage or refurbishment. The Company believes that the need to salvage platforms in the Gulf will increase as older structures are decommissioned and are required to be removed pursuant to MMS regulations relating to the abandonment of wells and removal of platforms.

  The Company is awarded contracts from its customers by means of a highly competitive bidding process. In preparing a bid, the Company must consider a variety of factors, including its estimate of the time necessary to complete the project. It must also take into account the location and duration of its current projects and projects that have been awarded for future performance. Present management of the Company has placed a strong emphasis on the sequential structuring of its scheduled work in adjacent areas to reduce the mobilization and de-mobilization time and cost associated with each project in order to increase the Company's profitability on those projects. The Company has also increased its bidding successes by employing and maintaining core groups of experienced foremen and deck hands that routinely work together on particular types of projects. The Company often obtains the services of workers outside its core employee groups by subcontracting with other parties. In subcontracting with other parties for certain key services, the Company attempts to utilize the same personnel. The Company examines the results of each bid it submits, reevaluates its bids, and implements a system of controls to maintain and improve the accuracy of its bidding process. The accuracy of the Company's various estimates in preparing a bid is critical to its profitability. See "Risk Factors--Contract Bidding Risks."

  The Company's contracts are typically of short duration, being completed in periods as short as several days to periods of up to several months for projects involving the Company's larger pipelay vessels. A substantial number of the Company's projects are performed on a fixed-price or "turnkey" basis, although some projects are performed on a cost-plus basis. Under a fixed-price contract, the price stated in the contract is subject to adjustment only for change orders placed by the customer. As a result, the Company is responsible for all cost overruns. Furthermore, the profitability of the Company under a fixed-price contract is reduced when the task takes longer to complete than estimated and, conversely, the Company's profitability is increased if the task is completed ahead of schedule. Under cost-plus arrangements, the Company receives a specified fee in excess of its direct labor and material cost and so is protected against cost overruns but does not benefit directly from cost savings. See "Risk Factors--Contract Bidding Risks."

MARINE EQUIPMENT

  The Company owns a fleet of four pipelay/pipebury vessels, one pipebury vessel and one derrick vessel. The Company holds one diving support vessel under a lease/purchase agreement and will purchase an additional diving support vessel with a portion of the proceeds of the Offering. The following table describes the Company's marine vessels.

                                                                   MAXIMUM
                                                        MAXIMUM    PIPELAY     MONTH AND
         VESSEL               VESSEL TYPE      LENGTH DERRICK LIFT DIAMETER  YEAR ACQUIRED
         ------               -----------      ------ ------------ --------  -------------
                                               (FEET)    (TONS)    (INCHES)
Gulf Horizon(1)......... Pipelay/Pipebury       350        --         36     July 1997
Lone Star Horizon(1).... Pipelay/Pipebury       320        --         48     November 1997
Phoenix Horizon(2)...... Derrick/Pipelay        300       300         18     July 1997
Canyon Horizon(2)....... Pipebury               300        --         --     November 1997
American Horizon........ Pipelay/Pipebury       180        --         12     February 1996
Cajun Horizon........... Pipelay/Pipebury       140        --         12     June 1996
Pearl Horizon (3)....... Diving Support Vessel  180        --         --     October 1997
DSND Stephaniturm (4)... Diving Support Vessel  230        --          4     (4)

--------
(1) This vessel commenced operations during the first quarter of 1998.
(2) This vessel is being upgraded and refurbished and is expected to commence operations during the third quarter of 1998.
(3) This vessel is being upgraded and is expected to commence operations in the second quarter of 1998. The vessel is held by the Company under a lease/purchase agreement pursuant to which the Company will acquire title to the vessel upon expiration of the lease term for a nominal sum.
(4) This vessel will be purchased from DSND for $17.5 million with a portion of the proceeds of the Offering.

  The following table describes the capabilities and the present or near-term status of the Company's fleet:

         VESSEL                     CAPABILITIES                        STATUS
         ------                     ------------                        ------
Gulf Horizon............ Lays up to 369 diameter pipe in    Currently deployed in
                         shallow water and up to 129        Venezuela
                         diameter pipe in intermediate
                         water depths
Lone Star Horizon....... Lays up to 489 diameter pipe in    Currently deployed in Gulf
                         shallow water and up to 129
                         diameter pipe in intermediate
                         water depths
Phoenix Horizon......... Derrick/pipelay barge. Lays up to  Currently being upgraded;
                         189 diameter pipe in shallow       scheduled for deployment in
                         water depths and up to 109         third quarter of 1998 in Gulf
                         diameter pipe in intermediate
                         water depths
Canyon Horizon.......... Buries up to 609 diameter pipe in  Currently being upgraded;
                         shallow water depths; buries pipe  scheduled for deployment in
                         in ocean floor as deep as 208      third quarter of 1998 in Gulf
                         below the sea floor
American Horizon........ Lays up to 129 diameter pipe in    Currently deployed in Gulf
                         shallow water depths
Cajun Horizon........... Lays up to 129 diameter pipe in    Currently deployed in Gulf
                         shallow water depths
Pearl Horizon........... Diving support vessel capable of   Currently being upgraded;
                         pipeline tie-in, hydrostatic       scheduled for deployment in
                         testing, and reeling coiled        the second quarter of 1998 in
                         tubing                             Gulf
DSND Stephaniturm....... Diving support vessel capable of   To be purchased from DSND with
                         laying coiled tubing and pipeline  proceeds of the Offering,
                         tie-in, hydrostatic testing, and   bareboat chartered by DSND and
                         commissioning services, equipped   delivered to the Company in
                         with a dynamic positioning system  the third quarter of 1998

  The Company owns all of its marine vessels other than the Pearl Horizon, which is held under a lease/purchase arrangement pursuant to which the Company will acquire title to the vessel upon expiration of the lease term. All of the Company's vessels are subject to ship mortgages securing debt under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Under governmental regulations and its insurance policies, the Company is required to maintain its vessels in accordance with standards of seaworthiness, safety and health prescribed by governmental regulations and applicable vessel classification societies. The Company believes it is in compliance with all governmental regulations and insurance policies regulating such aspects of the operation and maintenance of its vessels.

  In the normal course of its operations, the Company also leases or charters other vessels, such as diving support vessels, tugboats, cargo barges, utility boats and support vessels.

THE DSND TRANSACTION

  On December 4, 1997, the Company entered into a definitive agreement with DSND to form a strategic alliance. DSND is a Norwegian-based full-service contractor in the subsea construction business with operations in the North Sea and offshore Brazil. As part of the DSND alliance, (i) DSND acquired 30% of the Company's outstanding Common Stock for $12.0 million from the Principal Stockholders, (ii) DSND agreed to sell to the Company the DSND Stephaniturm, a 230-foot North Sea class dynamically positioned diving support vessel, for $17.5 million, which the Company will purchase with a portion of the proceeds of the Offering and (iii) the

Company and DSND agreed to form the DSND Joint Venture, which will be 30% owned by the Company, to primarily conduct deep water pipelaying operations in the Gulf, offshore Mexico and Canada, and in the Caribbean. In connection with DSND's purchase of Common Stock, DSND negotiated for, and obtained, an option to purchase from the Principal Stockholders, if the Offering does not occur prior to December 31, 1998, up to an additional 20% of the Company's outstanding Common Stock for $45.0 million. The Company also obtained from DSND an option expiring 90 days after the Offering to purchase a 12-man saturation diving system for $4.0 million.

  The DSND Stephaniturm will be modified by the Company to lay coiled-line pipe and support the Company's conventional pipelay vessels and will offer saturation diving, riser installation tie-ins and commissioning services to allow the Company to perform more complex projects and operate in deeper water. The Company anticipates that it will cost approximately $2 million to modify the DSND Stephaniturm, which the Company will fund from working capital or advances under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The installation of coiled-line pipe is generally faster and cheaper than the installation of small diameter rigid pipe, and the DSND Stephaniturm is capable of working during most weather conditions experienced during the winter in the Gulf, a period when many competitors are unable to continue operating due to the limitations of their vessels. The Company believes that upgrading the capability of the DSND Stephaniturm to lay coiled-line pipe will strengthen the Company's position as a leader in pipeline installation in the Gulf. The transfer of the DSND Stephaniturm will be deemed effective as of January 1, 1998 and DSND will pay the Company $3.0 million of charter hire as if the Company had bareboat chartered the vessel to DSND on January 1, 1998. The vessel is expected to be delivered to Horizon during the third quarter of 1998.

  The DSND Joint Venture will have available to it a reel pipelaying vessel that is being constructed and chartered by DSND that is anticipated to be able to install 10 inch diameter pipe in water depths as great as 6,000 feet. The reel vessel is presently being constructed for DSND and is expected to be available for operation during the third quarter of 1999. The Company believes that the capability of the reel vessel to reel pipe will allow the Company to compete more effectively in all water depths with other competitors that have reel pipeline capability because of the faster installation rates and reduced labor expense of reeling pipelines when compared to conventional pipelay methods. The dynamically positioned reel vessel will also allow the Company to participate in the deep water market segment to install small diameter pipelines and provide subsea construction services. The DSND Joint Venture will be able to charter this deep water pipelay vessel and its marine crew for $75,000 per day to perform any pipelay projects awarded to the DSND Joint Venture. DSND will charter the reel ship for five years from its completion in 1999 with five additional one year renewal options at DSND's sole election. The DSND Joint Venture will be able to charter this vessel on a "first call" basis as long as it is chartered by DSND. DSND will then provide at cost the supervisory members of the construction crew with deep water pipelay experience and Horizon will supply at cost all of the other construction crew members. The Company and DSND will be required to fund, in proportion to their equity ownership, the funds required to operate the DSND Joint Venture to the extent not provided from operations. The Company is unable at this time to predict the working capital requirements of the DSND Joint Venture. The DSND Joint Venture will also have access to DSND's other deep water pipelaying vessels on terms to be agreed for any deep water pipelaying projects that may be obtained by the DSND Joint Venture.

  Horizon believes the DSND alliance provides it with certain strategic benefits, including:

  . An association with a highly regarded international marine contractor with a leading presence in providing pipeline installation and subsea construction services in the North Sea and offshore Brazil.

  . The ability of the DSND Stephaniturm to lay coiled-line pipe and operate in the Gulf under adverse weather conditions.

  . Immediate access to deep water technology and the ability to provide pipeline reel ship services in the deep and intermediate water depth areas of the Gulf and offshore Mexico and Canada, and in the Caribbean.

SAFETY AND QUALITY ASSURANCE

  Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of costly accidents. The Company's health, safety and environmental ("HSE") department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through new employee orientations, which include first aid and CPR training. In addition, prospective employees must submit to alcohol and drug testing. After each accident or other health or safety occurrence, the HSE department promptly collects data concerning the incident, performs further investigations, and evaluates its safety procedures to help prevent similar incidents. Failure of employees to adhere to the Company's health, safety and environmental guidelines may result in immediate termination of employment. The Company believes that its safety program and commitment to quality are vital to attracting and retaining customers and employees and controlling costs.

CUSTOMERS

  The Company's customers are primarily major and independent oil and gas producers operating in the Gulf of Mexico. During the year ended December 31, 1997, the Company provided offshore marine construction services to approximately 36 customers, of which Coastal Oil & Gas Corporation and Santa Fe Energy Resources Corporation accounted for approximately 15% and 11%, respectively, of the Company's revenues. As a result of the emergence of a number of independent engineering firms during the past several years that manage the award and provision of marine construction services for many of the independent oil and gas producers, the Company's management team has also concentrated on maintaining close relationships with these engineering firms.

  The Company's revenues do not depend on any one customer. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. The Company's contracts are typically of short duration, being completed in periods as short as several days to two months.

BACKLOG

  As of December 31, 1997, the Company's backlog supported by written agreements amounted to $16.4 million, compared to the Company's backlog at December 31, 1996 of $2.9 million. Management expects all of its current backlog to be performed during the first two quarters of 1998. As the Company moves into international market areas, where projects tend to have longer lead times and result in earlier awards, its backlog may increase. The Company does not consider its backlog amounts to be a reliable indicator of future revenues because most of the Company's projects are awarded and performed within a relatively short period of time.

SEASONALITY, CYCLICALITY AND FACTORS AFFECTING DEMAND

  The marine construction industry in the Gulf of Mexico historically has been highly seasonal with contracts being awarded in the spring and early summer and performed before the onset of adverse weather conditions in the winter. The scheduling of much of the Company's work is affected by weather conditions and other factors and many of the Company's projects are performed within a relatively short period of time. The Company intends to offset partially the seasonality of its operations in the Gulf by pursuing selected international expansion opportunities.

  The level of activity in the marine construction business in the Gulf of Mexico has traditionally been seasonal and cyclical, depending primarily on weather conditions offshore in the Gulf and the capital expenditure budgets of oil and gas companies for developmental construction. The level and volatility of oil and gas prices have a strong effect on exploration and production activities offshore which ultimately affect the demand for the Company's services. These expenditures are influenced by the price of oil and gas, the cost of exploring for, producing and delivering oil and gas, sale and expiration dates of offshore leases in the United States and abroad, discovery rates of new oil and gas reserves in offshore areas, local and international political and economic conditions and the ability of the oil and gas industry to access capital. See "Risk Factors--Industry Volatility."

INSURANCE

  The Company's operations are subject to the inherent risks of offshore marine activity, including accidents resulting in the loss of life or property, environmental mishaps, mechanical failures and collisions. The Company insures against these risks at levels it believes are consistent with industry standards. The Company believes that its insurance should protect it against, among other things, the cost of replacing the constructive total loss of its vessels. However, certain risks are either not insurable or insurance is available only at rates that the Company considers not to be economical. There can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject.

COMPETITION

  The offshore marine construction industry is highly competitive. Competition is influenced by such factors as price, availability and capability of equipment and personnel, and reputation and experience of management. Contracts for work in the Gulf of Mexico are typically awarded on a competitive bid basis one to three months prior to commencement of operations with customers usually requesting bids from all companies they believe technically qualified to perform the project. The Company's marketing staff contacts offshore operators known to have projects scheduled to ensure the Company has an opportunity to bid for these projects. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, the condition of equipment and the efficiency and safety record of the contractor, price is the primary factor in determining which qualified contractor is awarded the contract. Because of the lower degree of complexity and capital costs involved in shallow water marine construction activities, there are a number of companies with one or more pipelay barges capable of installing pipelines in shallow water. The Company currently competes in the Gulf in water depths of 200 feet or less primarily with Global Industries, Ltd. and Torch, Inc. and several other smaller contractors. In projects in water depths of 200 feet or more or where a higher degree of complexity is involved, competition generally is limited to Global Industries, Ltd. and J. Ray McDermott, S.A. ("McDermott"). The Company believes that its reputation, experienced management team and competitive pricing are its key advantages.

  Internationally, the marine construction industry is dominated by a small number of major international construction companies and government owned or controlled companies that operate in specific areas or on a joint venture basis with one or more of the major international construction companies. In Mexico, the primary competitors for any operations that may be conducted by the Company are joint ventures involving Mexican contractors and each of Global Industries, Ltd. and McDermott. Competition in the West African offshore construction market is limited primarily to McDermott/ETPM West, a joint venture between a French contractor and McDermott, Global Industries, Ltd. and a joint venture involving another French contractor.

FACILITIES

  The Company's corporate headquarters are located in Houston, Texas, in approximately 46,000 square feet of leased space under a four-year lease which expires in 2001.

  The Company owns approximately 11 acres on the Houma Navigational Channel in Houma, Louisiana, that includes a private, bulkheaded canal capable of docking the Company's barges and vessels and allows the barges and vessels direct access to the Gulf of Mexico. In December 1997, the Company acquired approximately 23 acres with approximately 6,000 feet of water front on a peninsula in Sabine Lake near Port Arthur, Texas with direct access to the Gulf. The facility has more than 3,000 feet of deep water frontage in water depths as deep as 30 feet for docking the Company's barges and vessels. The Company intends to use this facility as its primary marine and support base and as a storage facility for marine structures that may be salvaged by the Company's fleet of marine equipment.

REGULATION

  Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. The Company's United States operations are subject to the jurisdiction of the United States Coast Guard, the National Transportation Safety Board and the Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, and the Customs Service is authorized to inspect vessels at will.

  The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The kinds of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has obtained or will be able to obtain, when required, all permits, licenses and certificates necessary to the conduct of its business.

  In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, the Company's business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry generally. In particular, the exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated primarily by the MMS. The MMS must approve and grant permits in connection with drilling and development plans submitted by oil and gas companies. Delays in the approval of plans and issuance of permits by the MMS because of staffing, economic, environmental or other reasons could adversely affect the Company's operations by limiting demand for its services. See "Risk Factors--Regulatory and Environmental Matters."

  Certain employees of the Company are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which laws operate to make liability limits established by state workers' compensation laws inapplicable to these employees and permit the employees and their representatives to pursue actions against the Company for job related injuries with generally no limits on the Company's potential liability.

  The operations of the Company are affected by numerous federal, state and local laws and regulations relating to protection of the environment, including the Outer Continental Shelf Lands Act, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. However, the Company does not believe that compliance with current environmental laws and regulations is likely to have a material adverse effect on the Company's business or financial condition. Certain environmental laws provide for "strict liability" for remediation of spills and releases of hazardous substances and some provide liability for damages to natural resources or threats to public health and safety. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. The Company's compliance with these laws and regulations has entailed certain changes in operating procedures and approximately $75,000 in expenditures in fiscal 1997. It is possible that changes in the environmental laws and enforcement policies thereunder, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to the Company. The Company's insurance policies provide liability coverage for sudden and accidental occurrences of pollution and/or clean-up and containment of the foregoing in amounts that the Company believes are comparable to policy limits carried by others in the offshore construction industry.

  Several of the Company's vessels are documented or registered in the United States, subjecting the Company to the citizenship restrictions of certain federal laws and regulations. Under these laws and regulations, the Company's chairman of the board, its chief executive officer and a specified minimum number of its directors must be United States citizens. Certain provisions of the Company's Bylaws are intended to aid in compliance with the foregoing requirements regarding United States citizenship of certain of the Company's directors and officers.

LEGAL PROCEEDINGS

  The Company is involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws which the Company believes are incidental to the conduct of its business. The Company believes that none of these proceedings, if adversely determined, would have a material adverse effect on the Company's business or financial condition.

EMPLOYEES

  As of February 15, 1998, the Company had approximately 327 employees, including approximately 235 operating personnel and approximately 92 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar agreement. The Company believes its relationship with its employees is good.

  The Company's ability to increase profitability depends substantially on its ability to attract and retain skilled construction workers, primarily welders, riggers and equipment operators. In addition, the Company's ability to expand its operations depends on its ability to increase its workforce. The demand for such workers is high, and the supply is extremely limited. In view of the relationships developed by the Company's current management while engaged by other providers of marine construction services and the entrepreneurial emphasis of its management, the Company anticipates that it can compete effectively for skilled, experienced workers. While the Company believes its relationship with its skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction in the Company's skilled labor force, increases in the wage rates paid by the Company, or both. If either of these occurs to the extent such wage increases could not be passed on to the Company's customers, the Company's growth and profitability could be impaired. See "Risk Factors--Shortage of Skilled Workers."

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth, as of December 31, 1997, certain information with respect to the Company's directors, executive officers and key employees.

         NAME           AGE              POSITIONS WITH THE COMPANY
         ----           ---              --------------------------
Jonathan D. Pollock...   34 Chairman of the Board
Bill J. Lam...........   31 President, Chief Executive Officer and Director
David W. Sharp........   44 Executive Vice President and Chief Financial Officer
James K. Cole.........   50 Senior Vice President
James Devine..........   39 Director
Gunnar Hirsti.........   43 Director
Edward L. Moses, Jr...   61 Director
Joseph R. Greer.......   57 Vice President and General Superintendent
Richard A. Stanford...   49 Vice President and General Counsel
John F. Swinden.......   53 Vice President--International Business Development
Thomas N. Whittington.   37 Vice President--Procurement Services
Robert T. Stonecipher.   57 Manager--Technical Services
Michael L. Ballard....   42 Manager--Special Projects
Thomas F. Cunningham..   43 Director--Sub-Sea Operations
Russell L. Baldwin....   40 Operations Manager
John R. Abadie........   27 Manager--Estimating
William E. Breen......   29 Projects Manager
Keith W. Huddleston...   46 Manager--Special Projects

  The following biographies describe the business experience of the directors and executive officers of the Company during the past five years. Except as described in "Executive Employment Agreements" below, all executive officers of the Company serve at the pleasure of the Board of Directors of the Company. The Company's Certificate and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. One class of directors is elected at each annual meeting of stockholders of the Company and serve for three-year terms or until their successors are elected and qualified or until their earlier resignation or removal in accordance with the Company's Certificate of Incorporation and Bylaws. For the respective terms of office of Messrs. Lam, Sharp and Cole as Company officers, see "--Executive Employment Agreements" below.

  Jonathan D. Pollock has been the Chairman of the Board of the Company since its inception. Mr. Pollock is a Portfolio Manager of Elliott Associates, L.P., a private investment firm and a principal stockholder in the Company. He is responsible for the oil and gas investments of Elliott Associates, L.P. and has been associated with Elliott Associates, L.P. since 1989. He is a director of Tatham Offshore, Inc. ("Tatham Offshore"), an independent oil and gas company. Mr. Pollock is also Chairman of the Board of Grant Geophysical, Inc., a seismic data acquisition company.

  Bill J. Lam is the President, Chief Executive Officer and a Director of the Company. Mr. Lam has been Chief Executive Officer and a Director since December 1997. From July 1997 to November 1997 he was Vice President-- Operations of the Company. Prior to being employed by the Company, Mr. Lam has held various supervisory positions for the following providers of marine construction services to the offshore oil and gas industry: Lowe Offshore, Inc. (from January 1997 to July 1997), McDermott (from January 1995 to January 1997) and OPI International, Inc. ("OPI") (from August 1990 to January 1995). Mr. Lam graduated from Texas A&M University in 1990 with a B.A. degree in economics.

  David W. Sharp is an Executive Vice President and the Chief Financial Officer of the Company and has held those positions since December 1997. From October 1996 to November 1997, Mr. Sharp was Vice President--Finance of the Company. He held various positions with McDermott, including world-wide project leader for the implementation of accounting and financial systems, from January 1995 to October 1996. Prior thereto, he held various positions with OPI, including controller-atlantic division and director of management information of OPI from November 1990 to January 1995. Mr. Sharp is a certified public accountant and graduated from the University of Texas in 1975 with a B.B.A. degree in business management.

  James K. Cole is Senior Vice President of the Company and has held that position since December 1997. From November 1996 to November 1997, Mr. Cole was Vice President--Human Resources and Risk Management of the Company. He was manager of corporate safety and health of McDermott from January 1995 to September 1996 and director of corporate health, safety and environment for OPI from April 1991 to January 1995. Mr. Cole graduated from Louisiana State University (New Orleans) in 1973 with a B.A. degree in english. He served in the United States Army from 1967 to 1969. On the advice of counsel, Mr. Cole filed a voluntary petition for personal bankruptcy in July 1997.

  James Devine has served as a director since January 1998. Mr. Devine has been a commercial consultant to the oil and gas industry since 1996. From 1994 to 1996, he served as corporate vice president and general counsel of Coflexip S.A. From 1989 to 1994, Mr. Devine served as a director and general counsel of Stena Offshore N.V. and, from 1985 to 1989, as an attorney for Brown & Root, Inc. in the United Kingdom. Prior thereto, he was in private practice as a solicitor in Aberdeen, Scotland.

  Gunnar Hirsti has served as a director since December 1997. Mr. Hirsti has served as the Chief Executive Officer of DSND since July 1995. From 1990 to July 1995 Mr. Hirsti was marketing director, general manager and managing director of Stena Offshore AS. Mr. Hirsti joined Stena Offshore AS when Seatec Offshore AS, a company founded and owned by Mr. Hirsti and four partners, was acquired by Stena Offshore AS in 1990. Mr. Hirsti served as assistant operations manager of Dyvi Offshore from 1984 to 1988 as well as in a number of positions with Offshore Drilling Contractors from 1976 to 1984. Mr. Hirsti holds an engineering degree with specialization in drilling.

  Edward L. Moses, Jr. has served as a director of the Company since January 1998. Mr. Moses has also agreed to serve as a consultant to the Company's executive management for a two-year period ending December 31, 1999 and has received options to purchase 50,000 shares of Common Stock at an exercise price equal to the initial per share public offering price. Mr. Moses has served as senior vice president--engineering and production of DeepTech International Inc. since 1992 and managing director of Deepwater Systems since August 1993. From 1991 to 1992, he served as senior vice president of Tatham Offshore. From 1989 to 1991, Mr. Moses served as vice president--engineering of Tatham Offshore. Mr. Moses has worked for over 30 years in the oil and gas industry. Prior to joining DeepTech International, Inc., he worked for 12 years as an independent consultant in the oil and gas industry. Prior thereto, he spent 18 years working for Superior Oil Company where he served as manager of international drilling operations. Mr. Moses is also a director of Tatham Offshore. Mr. Moses has a B.S. in petroleum engineering from Texas A&M University.

  The following biographies describe the business experience of the key employees of the Company during the past five years.

  Joseph R. Greer is a Vice President and General Superintendent of the Company. Mr. Greer has been a Vice President since December 1997 and General Superintendent since February 1997. Prior to his service with the Company, Mr. Greer held the position of general superintendent, assistant general superintendent or barge superintendent with the following providers of marine construction services: McDermott (from January 1995 to

February 1997), OPI (from August 1990 to January 1995) and Brown & Root (from March 1968 to August 1990).

  Richard A. Stanford is Vice President and General Counsel for the Company and has held that position since March 2, 1998. Prior to this date, Mr. Stanford was in private practice specializing in maritime commercial matters and provided legal services to the Company as outside counsel. He graduated from the University of Texas in 1971 and received his law degree from the University of Houston in 1976. Until 1991, Mr. Stanford was a partner in the Houston law firm of Vinson and Elkins, and then was in private practice until joining the Company.

  John F. Swinden is Vice President--International Business Development with the Company and has held that position since January 1998. Prior to his service with the Company, Mr. Swinden served as a vice president - general manager of McDermott from January 1995 until July 1997. Mr. Swinden also served as a vice president of OPI from February 1990 until January 1995 and he was a co-founder and served as president of Maritime Offshore, a marine construction company, from 1986 until February 1990. He co-founded Cal Dive International, Inc. in 1979 and served as the president of its international division until 1986. He also served in a number of management positions, including corporate vice president, overseas with Oceaneering International, Inc. from 1970 until 1978. Mr. Swinden attended St. Mary's College in England and the British Naval Diving School.

  Thomas N. Whittington is Vice President--Procurement Services with the Company and has held that position since December 1997. From February 1997 to December 1997, Mr. Whittington served as Manager of Purchasing. Prior to his service with the Company, Mr. Whittington was senior purchasing agent for McDermott from January 1995 until February 1997 and purchasing manager for OPI from August 1986 until January 1995. Mr. Whittington also has five years experience in marine operations management with Ingram Marine Constructors, Inc. Mr. Whittington graduated from the University of Southern Mississippi in 1982 with B.S. degrees in business administration and industrial engineering.

  Robert T. Stonecipher is Manager--Technical Services for the Company and has held that position since October 1997. Prior to his service with the Company, Mr. Stonecipher held various consulting and equipment management positions with the following providers of marine construction services: Stonecipher Enterprises, Inc. (from January 1997 until October 1997), Global Industries, Inc. (from January 1995 to January 1997) and OPI (from January 1990 to January
1995). Mr. Stonecipher graduated from Louisiana State University in 1965 with a B.S. degree in mechanical engineering.

  Michael L. Ballard is Manager--Special Projects with the Company and has held that position since December 1997. Prior to his service with the Company, Mr. Ballard held various consulting and operational management positions with the following providers of marine construction services: OPE Inc. (from October 1994 until December 1997) as a principal and offshore construction manager; OPI (from August 1990 until October 1994) as project manager and barge superintendent; and, Brown & Root (from May 1985 until August 1990) as barge superintendent. Mr. Ballard also has an additional seven years experience in marine operations management with Shell Development Company and Brown & Root. Mr. Ballard attended the University of Houston where he majored in mathematics and computer science.

  Thomas F. Cunningham is Director--Sub-Sea Operations with the Company and has held that position since January 1998. Prior to his service with the Company, Mr. Cunningham was project/vessel manager for Cal Dive International, Inc. (from January 1995 until January 1998) and diving superintendent, project manager and area manager for Offshore Petroleum Divers, Inc., a wholly-owned subsidiary of OPI (from January 1990 until January 1995). Mr. Cunningham has an additional 15 years experience as a diver and diving superintendent with Seacon Services, McDermott International, Oceaneering International, Global Divers and James Dean Divers. Mr. Cunningham attended Adirondack Community College.

  Russell L. Baldwin is Operations Manager for the Company and has held that position since October 1997. Prior to his service with the Company, Mr. Baldwin was an engineering consultant (from April 1997 to October

1997) and a project manager for the following providers of marine construction services: McDermott (from February 1995 to April 1997), OPI (from February 1994 to February 1995) and Aker Omega, Inc. (from May 1992 to February 1994). Mr. Baldwin graduated from Texas A&M University in 1980 with a B.S. degree in civil engineering and is a licensed registered engineer.

  John R. Abadie is Manager--Estimating with the Company and has held that position since August 1997. Prior to his service with the Company, Mr. Abadie was a project manager with the following providers of marine construction services: McDermott (from January 1995 to August 1997) and OPI (from May 1993 to January 1995). Mr. Abadie graduated in 1993 from Louisiana Tech University with a B.S. degree in civil engineering.

  William E. Breen is Projects Manager with the Company and has held that position since August 1997. Prior to joining the Company, Mr. Breen was project manager and project engineer with the following providers of marine construction services: SOFEC, Inc. (from January 1995 to August 1997) and OPI (from August 1991 to January 1995). Mr. Breen graduated in 1991 from Texas A&M University with a B.S. degree in ocean engineering.

  Keith W. Huddleston is Manager--Special Projects with the Company and has held that position since November 1996. Prior to his service with the Company, Mr. Huddleston held various engineering project management and consulting positions with the following providers of marine construction services:
Momentum Engineering (from April 1996 to October 1996) and Keble Offshore (from May 1991 to February 1996). Mr. Huddleston also had eight years of experience with Brown & Root as a field engineer, project engineer and project manager. Mr. Huddleston graduated from the University of Newcastle (England) in 1972 with a B.S. degree in civil engineering.

  The Company's Certificate and Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The term of the Class I director, Mr. Hirsti, will expire in 1999. The terms of the Class II directors, Mr. Devine and Mr. Moses, will expire in 2000. The terms of the Class III directors, Mr. Lam and Mr. Pollock, will expire in 2001. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock--Certain Charter and Bylaw Provisions--Classified Board of Directors."

STOCKHOLDER'S AGREEMENT

  As part of the DSND alliance, the Company, DSND and the Principal Stockholders entered into a Stockholder's Agreement (the "Stockholder's Agreement") pursuant to which, among other things, the Board of Directors will consist of five directors, one of which will be nominated by DSND and the other four by a majority vote of the entire Board of Directors. The Stockholder's Agreement provides that Horizon and the Principal Stockholders will take all necessary action to nominate the DSND designee to the Board of Directors and that the Company will recommend that stockholders vote in favor of the DSND nominee, and shall use reasonable efforts to solicit stockholders' proxies in favor of such nominee.

  The Stockholder's Agreement also provides that DSND and the Principal Stockholders will vote all shares of Common Stock they are entitled to vote for the election of all directors nominated by the Board of Directors, including the nominee designated by DSND. See "Risk Factors--Control by Existing Stockholders."

BOARD COMMITTEES

  The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's financial statements and annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Messrs. Devine, Hirsti and Pollock, none of whom is an officer or employee of the Company or any of its subsidiaries.

  The Compensation Committee recommends to the Board of Directors compensation for the Company's executive officers, administers the Company's Incentive Plan and performs such other similar functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Devine, Moses and Pollock, none of whom is an officer or employee of the Company or any of its subsidiaries.

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company is paid an annual retainer of $12,000. All directors are reimbursed for reasonable out-of-pocket expenses incurred by them in attending board and committee meetings.

  Each director who is not an employee of the Company will be entitled to receive non-qualified stock options under the Stock Incentive Plan of the Company. For information with respect to such grants, see "--Stock Incentive Plan" below.

EXECUTIVE COMPENSATION

  The following table presents certain information regarding the compensation awarded, earned or paid for services rendered in 1997 to the Company by its Chief Executive Officer and each of its other executive officers
(collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                    ANNUAL
                                                                 COMPENSATION
                                                                ---------------
                       NAME AND POSITION                         SALARY  BONUS
                       -----------------                        -------- ------
Bill J. Lam
 President and Chief Executive Officer(1)...................... $ 97,144 $   --
Howard D. Loyd(2).............................................. $ 92,885 $   --
David W. Sharp
 Executive Vice President and Chief Financial Officer.......... $122,692 $   --
James K. Cole
 Senior Vice President......................................... $ 99,486 $   --

--------
(1) Mr. Lam was employed by the Company in July 1997 and became its Chief Executive Officer in December 1997.

(2) Mr. Loyd served as the Company's Chief Executive Officer until December
    1997.

EXECUTIVE EMPLOYMENT AGREEMENTS

  All of the Company's current executive officers have entered into employment agreements with the Company. All such contracts also contain agreements of each of the executive officers to refrain from using or disclosing proprietary information of the Company, as defined therein, and to refrain from competing with the Company in specified geographic areas for one year after the termination of the officer's employment.

  The term of the employment agreements for each Messrs. Lam, Sharp and Cole expire on the third anniversary of the Offering and provide annual base salaries of $200,000, $175,000 and $143,000, respectively. Each of the executive officer's employment may be terminated at any time by the Company for cause or for breach of the employment agreement.

STOCK INCENTIVE PLAN

  In January 1998, the Company adopted and its stockholders approved the Stock Incentive Plan (the "Incentive Plan") to provide long-term incentives to its key employees and officers, including directors who are employees of the Company, and consultants and advisors to the Company when designated by the Compensation

Committee of the Board of Directors (the "Eligible Participants"), and non-employee directors. Under the Incentive Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant incentive stock options, non-qualified stock options, restricted stock, other stock-based awards or any combination thereof (the "Incentives") to Eligible Participants. The Compensation Committee will establish the exercise price of any stock options granted to Eligible Participants under the Incentive Plan, but the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock, in a combination of cash and Common Stock, or through a broker-assisted exercise arrangement approved by the Compensation Committee.

  A total of 1.9 million shares of Common Stock are available for issuance under the Incentive Plan. Incentives with respect to no more than 400,000 shares of Common Stock may be granted to any single Eligible Participant in one calendar year. Proportionate adjustments will be made to the number of shares subject to the Incentive Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option, the performance objectives of any Incentive, and the shares of Common Stock issuable pursuant to any Incentive will be adjusted as and to the extent appropriate, in the reasonable discretion of the Compensation Committee, to provide participants with the same relative rights before and after such adjustment.

  Restricted stock consists of shares of Common Stock that are transferred to a participant for past services but are subject to restrictions regarding their sale, pledge or other transfer by the participant for a specified period (the "Restricted Period"). The Compensation Committee has the power to determine the number of shares to be transferred to a participant as restricted stock. All shares of restricted stock will be subject to such restrictions as the Compensation Committee may designate in the incentive agreement with the participant, including, among other things, that the shares of Common Stock are required to be forfeited or resold to the Company in the event of termination of employment or in the event specified performance goals or targets are not met. A Restricted Period of at least three years is required, except that if vesting is subject to the attainment of performance goals, a minimum Restricted Period of one year is required. Subject to the restrictions provided in the incentive agreement, each participant receiving restricted stock will have the rights of a stockholder with respect thereto, including voting rights and rights to receive dividends. To the extent that restricted stock is intended to vest based upon the achievement of pre-established performance goals rather than solely upon continued employment over a period of time, the performance goals pursuant to which the restricted stock shall vest shall be any or a combination of the following performance measures: earnings per share, return on assets, an economic value added measure, stockholder return, earnings, stock price, return on equity, return on total capital, safety performance, reduction of expenses or increase in cash flow of the Company, a division of the Company or a subsidiary of the Company. For any performance period, such performance objectives may be measured on an absolute basis or relative to a group of peer companies selected by the Compensation Committee, relative to internal goals or relative to levels attained in prior years.

  The Compensation Committee is authorized to grant to Eligible Participants an other stock-based award ("Other Stock-Based Award"), which consists of an award, the value of which is based in whole or in part on the value of shares of Common Stock, other than a stock option or a share of restricted stock. Other Stock-Based Awards may be awards of shares of Common Stock or may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock. The Compensation Committee shall determine the terms and conditions of any such Other Stock-Based Award and may provide that such awards would be payable in whole or in part in cash. Except in the case of an Other Stock-Based Award granted in assumption of or in substitution for an outstanding award of a Company acquired by the Company or with which the Company combines, the price at which securities may be purchased pursuant to any Other Stock-Based Award or the provision, if any, of any such award that is analogous to the purchase or exercise price, shall not be less than 100% of the fair market value of the securities to which such award relates on the date of grant. In the sole and complete discretion of the Compensation Committee, an Other Stock-Based Award may provide the holder thereof with dividends or dividend equivalents, payable in cash or shares of Common Stock on a current or deferred basis. Other Stock-Based Awards intended to qualify as "performance-based compensation" shall be paid based upon the achievement of pre-established performance goals. The performance goals pursuant to which Other Stock-Based Awards shall be earned shall be any or a combination of the following performance measures: earnings per share, return on assets, an economic value added measure, stockholder return, earnings, stock price, return on equity, return on total capital, safety performance, reduction of expenses or increase in cash flow of the Company, a division of the Company or a subsidiary of the Company. For any performance period, such performance goals may be measured on an absolute basis or relative to a group of peer companies selected by the Compensation Committee, relative to internal goals or relative to levels attained in prior years. The grant of an Other Stock-Based Award to a participant shall not create any rights in such participant as a stockholder of the Company until the issuance of shares of Common Stock with respect to such Other Stock-Based Award.

  To assist a participant in acquiring shares of Common Stock pursuant to an Incentive granted under the Incentive Plan, the Compensation Committee may authorize the extension of a loan by the Company to the participant to cover the aggregate purchase price of such shares and the maximum tax liability that arises in connection with the Incentive. The terms of any such loan will be determined by the Compensation Committee.

  Upon consummation of the Offering, each director who is not an employee of the Company (an "Outside Director") will be granted under the Incentive Plan a non-qualified stock option to purchase 5,000 shares of Common Stock at an exercise price equal to the initial per share public offering price. Each person who subsequently becomes an Outside Director will be granted under the Incentive Plan, effective as of the date that he or she becomes an Outside Director, a non-qualified stock option to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of a share of Common Stock as of that date. In 1998 and in each subsequent year during which the Incentive Plan is in effect and a sufficient number of shares of Common Stock are available thereunder, each person who is an Outside Director as of the day following the annual meeting of Company stockholders in such year will be granted under the Incentive Plan a non-qualified stock option to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of a share of Common Stock as of such date. Each non-qualified stock option granted to an Outside Director shall become fully exercisable on the first anniversary of its grant and shall expire on the tenth anniversary of its grant, unless such Outside Director terminates his position as a Company director, in which event such Outside Director's then exercisable non-qualified stock options will expire within three months after his termination or, if his termination is as a result of his death, disability or retirement after the age of 65, within eighteen months after his termination, but in no event later than the tenth anniversary of the grant thereof.

  All outstanding stock options granted under the Incentive Plan will automatically become fully exercisable, all restrictions or limitations on any Incentives will lapse and all performance criteria and other conditions relating to the payment of Incentives will be deemed to be achieved or waived by the Company upon (i) approval by the stockholders of the Company of a reorganization, merger or consolidation of the Company or sale of all or substantially all of the assets of the Company, unless (x) all or substantially all of the individuals and entities who were the beneficial owners of the Company's outstanding Common Stock and voting securities entitled to vote generally in the election of directors immediately prior to such transaction have direct or indirect beneficial ownership, respectively, of more than 50% of the then outstanding shares of common stock and more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the resulting corporation; (y) except to the extent that such ownership existed prior to the transaction, no person (excluding any corporation resulting from the transaction or any employee benefit plan or related trust of the Company or the resulting corporation) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock of the resulting corporation or 30% or more of the combined voting power of the then outstanding voting securities of the resulting corporation; or (z) a majority of the board of directors of the resulting corporation were members of the Company's board of directors at the time of the execution of the initial agreement or of the action of the Board providing for the transaction; (ii) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; (iii) a person or group of persons becoming the beneficial owner of more than 50% of the Company's Common Stock (subject to certain exceptions); or (iv) the individuals who as of the adoption of the Incentive Plan constitute the Board (the "Incumbent Board") or who subsequently become a member of the Board with the approval of at least a majority of the directors then comprising the Incumbent Board other than in connection with an actual or threatened election contest cease to constitute at least a majority of the Board (each, a "Significant Transaction").

  The Compensation Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including (i) requiring that all outstanding options remain exercisable only for a limited time, (ii) making equitable adjustments to Incentives as the Compensation Committee deems in its discretion necessary to reflect the Significant Transaction or (iii) providing that an option under the Incentive Plan shall become an option relating to the number and class of shares of stock or other securities or property (including cash) to which the participant would have been entitled in connection with the Significant Transaction if the participant had been immediately prior to the Significant Transaction the holder of record of the number of shares of Common Stock then covered by such options.

  When an optionee exercises a non-qualified option, the difference between the exercise price and any higher fair market value of the Common Stock on the date of exercise will be ordinary income to the optionee (subject to withholding) and will generally be allowed as a deduction at that time for federal income tax purposes to the Company.

  Any gain or loss recognized by an optionee on disposition of the Common Stock acquired upon exercise of a non-qualified option will generally be capital gain or loss to the optionee. Under recent amendments to the Code, the maximum capital gains rate for individuals on gain on certain assets, such as shares of Common Stock, which are sold after July 28, 1997 and which are held for more than eighteen months is reduced to 20%. The optionee's basis in the Common Stock for determining gain or loss on the disposition will be the fair market value of the Common Stock determined generally at the time of exercise. The disposition by an optionee of Common Stock acquired upon exercise of a non-qualified option will not result in any additional federal income tax consequences to the Company.

  When an optionee exercises an incentive stock option while employed by the Company or a subsidiary or within three months after termination of employment by reason of retirement or death (one year for disability), no ordinary income will be recognized by the optionee at that time, but the excess (if any) of the fair market value of the Common Stock acquired upon such exercise over the option price will be an adjustment to taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the Common Stock acquired upon exercise of the incentive stock option is not disposed of prior to the expiration of one year after the date of acquisition and two years after the date of grant of the option, the excess (if any) of the sale proceeds over the aggregate option exercise price of such Common Stock will be long-term capital gain, but the Company will not be entitled to any tax deduction with respect to such gain. Generally, if the Common Stock is disposed of prior to the expiration of such periods (a "Disqualifying Disposition"), the excess of the fair market value of such Common Stock at the time of exercise over the aggregate option exercise price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if realized, would be recognized) will be ordinary income at the time of such Disqualifying Disposition (and the Company will generally be entitled to a federal income tax deduction in a like amount). Any gain realized by the optionee as the result of a Disqualifying Disposition that exceeds the amount treated as ordinary income will be capital gain. If an incentive stock option is exercised more than three months after termination of employment (one year for disability), the federal income tax consequences are the same as described above for non-qualified stock options.

  If the exercise price of an option is paid by the surrender of previously owned shares, the basis of the previously owned shares carries over to the shares received in replacement therefor. If the option is a non-qualified option, the income recognized on exercise is added to the basis. If the option is an incentive stock option, the optionee will recognize gain if the shares surrendered were acquired through the exercise of an incentive stock option and have not been held for the applicable holding period. This gain will be added to the basis of the shares received in replacement of the previously owned shares.

  Awards under the Incentive Plan that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to excess parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986 (the "Code") to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained therein. Such excess parachute payments will be nondeductible to the Company and subject the recipient of the payments to a 20% excise tax.

  If permitted by the Compensation Committee, at any time that a participant is required to pay the Company the amount required to be withheld under applicable tax laws in connection with the exercise of a stock option, the participant may elect to have the Company withhold from the shares that the participant would otherwise receive shares of Common Stock having a value equal to the amount to be withheld. This election must be made prior to the date on which the amount of tax to be withheld is determined.

  The foregoing discussion summarizes the federal income tax consequences pertaining to stock options granted under the Incentive Plan based on current provisions of the Code, which are subject to change. This summary does not cover any foreign, state or local tax consequences of participation in the Incentive Plan.

  The following table sets forth information about the stock options that are anticipated to be granted pursuant to the provisions of the Incentive Plan in 1998 to (i) each of the Named Executive Officers, (ii) all executive officers as a group, (iii) all directors who are not executive officers as a group and
(iv) all employees other than the executive officers as a group (which includes all non-executive officers). Each such stock option will have an exercise price equal to the initial per share public offering price.

                               NEW PLAN BENEFITS
                             STOCK INCENTIVE PLAN

                                                            NUMBER OF SHARES OF
                                                               COMMON STOCK
                    NAME AND POSITION                      UNDERLYING OPTIONS(1)
                    -----------------                      ---------------------
Bill J. Lam
 President and Chief Executive Officer....................         20,000
David W. Sharp
 Executive Vice President and Chief Financial Officer.....         20,000
James K. Cole
 Senior Vice President....................................         20,000
Executive Officer Group...................................         60,000
Non-Executive Officer Director Group......................         20,000
Non-Executive Officer Employee Group......................        620,000

--------
(1) Half of the options to be granted to each employee, including executive officers, will become exercisable in three equal installments on each of the first three anniversaries of the date of the Offering and will remain exercisable until the tenth anniversary of the date of the Offering. The remaining options to be granted to each employee will become exercisable if the closing sales price of the Common Stock exceeds 150% of the initial public offering price for 60 consecutive trading days and, if not otherwise exercisable, five years from the date of the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors had no Compensation Committee or other committee performing similar functions in 1997.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The Company's Certificate of Incorporation (the "Certificate") contains provisions eliminating the personal liability of the directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by the Delaware General Corporation Law. By virtue of these provisions, under current Delaware law a director of the Company will not be personally liable for monetary damages for a breach of his or her fiduciary duty except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit. In addition, the Certificate provides that if Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware law, as amended. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

  As a result of the inclusion of such provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors that might have benefitted the Company.

  The Company believes that such provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, such provisions will allow directors to perform their duties in good faith without undue concern about personal liability if a court finds their conduct to have been negligent or grossly negligent. On the other hand, the potential remedies available to a Company stockholder will be limited, and it is possible, although unlikely, that directors protected by these provisions may not demonstrate the same level of diligence or care that they would otherwise demonstrate.

  The Company's Bylaws require the Company to indemnify its directors and officers against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations.

  In addition, each of the Company's directors has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as a director that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the Registration Statement of which this Prospectus forms a part. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of the date of this Prospectus certain information regarding beneficial ownership of the Common Stock by (i) each of the Named Executive Officers, (ii) each director of the Company, (iii) all of the Company's directors and executive officers as a group and (iv) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock.

                                                                  PERCENT OF
                                                                  OUTSTANDING
                                                                 COMMON STOCK
                                                               -----------------
                                                   NUMBER OF
                                                     SHARES     BEFORE   AFTER
                                                  BENEFICIALLY   THE      THE
            NAME OF BENEFICIAL OWNER                OWNED(1)   OFFERING OFFERING
            ------------------------              ------------ -------- --------
Elliott Associates, L.P.(2).....................    4,812,500    34.2%    25.2%
Westgate International, L.P.(3).................    4,812,500    34.2%    25.2%
Det Sondenfjelds-Norske Dampskibsselskab ASA(4).    4,125,000    29.3%    21.6%
Jonathan D. Pollock(5)..........................    9,625,000    68.4%    50.4%
Bill J. Lam(6)..................................      309,760     2.2%     1.6%
David W. Sharp(6)...............................      265,540     1.9%     1.4%
James K. Cole(6)................................      177,100     1.3%       *
James Devine....................................      326,480     2.3%     1.7%
Gunnar Hirsti(7)................................    4,125,000    29.3%    21.6%
Edward L. Moses, Jr.............................           --      --
All Executive Officers and Directors as a group
 (7 persons)....................................   13,970,440    99.2%    73.2%

--------
* Less than 1%.
(1) Unless otherwise indicated, the persons noted in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Does not include any options that will be granted at the initial public offering price in connection with the Offering, none of which are currently exercisable.

(2) The address of Elliott Associates, L.P. is 712 Fifth Avenue, New York, New York 10019. Elliott Associates, L.P. beneficially owns such shares indirectly through one of its subsidiaries. Includes 429,220 shares owned by the Company's executive officers, Messrs. Greer, Whittington and two other key employees as to which Elliott Associates, L.P. has voting power as a result of the shares securing the executive officers' and key employees' indebtedness incurred to acquire these shares. See "Management" and "Certain Transactions."

(3) The address of Westgate International, L.P. is c/o Midland Bank & Trust (Cayman), Post Office Box 1109, Georgetown, Grand Cayman, British West Indies. Includes 429,220 shares owned by the Company's executive officers, Messrs. Greer, Whittington and two other key employees as to which Westgate International, L.P. has voting power as described in Note (2), above.
(4) The address of Det Sondenfjelds-Norske Dampskibsselskab ASA is Radhausgt 23, Post Office Box 752, Sentrum 0106 Oslo, Norway.

(5) Consists of 8,766,560 shares owned by the Principal Stockholders and 858,440 owned by the Company's executive officers, Messrs. Greer, Whittington and two other key employees as to which the Principal Stockholders have voting power as a result of the shares securing the executive officers', Messrs. Greer, Whittington and two other key employees' indebtedness incurred to acquire these shares. See "Management" and "Certain Transactions."

(6) Voting power for these shares is held by the Principal Stockholders as described in Notes (2) and (3), above.
(7) Consists of 4,125,000 shares owned by Det Sondenfjelds-Norske
    Dampskibsselskab ASA.

                             CERTAIN TRANSACTIONS

  Since its inception in December 1995, the Company has been controlled by the Principal Stockholders. By means of capital stock investments and loans, the Principal Stockholders have been the principal source of financing for the working capital and asset acquisitions of the Company since its inception.

  Through December 31, 1996, the Principal Stockholders had made advances to the Company in the aggregate amount of approximately $36.7 million, including accrued interest, which were used by the Company for working capital and to purchase assets for use in the operations of the Company, including various marine vessels. These advances were represented by promissory notes bearing interest at the rate of 10% per annum.

  In 1997, the Company was recapitalized in a series of transactions. In March 1997, the Principal Stockholders contributed $5.0 million of the principal indebtedness and accrued interest owed to them by the Company as additional capital. Subsequently in 1997, the Principal Stockholders contributed a total of $16.0 million of the principal indebtedness owed to them by the Company as additional capital. To evidence the outstanding borrowings from the Principal Stockholders and to provide for future revolving credit loans from the Principal Stockholders, in April 1997 the Company issued 10% subordinated notes due March 31, 2003 (the "Notes") to the Principal Stockholders in an aggregate amount not to exceed $20 million. In February 1998, the Notes were amended to provide for advances of up to $24 million.

  In May 1997, the Company sold three vessels to CGI Marine Corporation, a wholly-owned subsidiary of the Principal Stockholders, for $12.0 million, the proceeds of which were used to prepay indebtedness outstanding under the Notes. The Company was also reimbursed for $1.1 million of expenses attributable to the vessels. In December 1997, the Company sold a tugboat to Horizon Barge & Towing, Inc., a wholly-owned subsidiary of the Principal Stockholders subsequently renamed Odyssea Vessels, Inc. ("Odyssea"), for a purchase price of $650,000. In determining the purchase price for each of these transactions, the parties relied on appraisals of the vessels prepared by independent third parties. All such vessels were sold at a price equal to or exceeding the appraised value. The Company considers such transactions to be on terms at least as favorable to the Company as would be obtained from unaffiliated independent third parties.

  As a result of advances for working capital and asset acquisitions, the contribution of portions of the Principal Stockholders' indebtedness to additional capital of the Company, and the application of a portion of the vessel sales proceeds to such indebtedness, the outstanding indebtedness of the Company under the Notes fluctuated throughout 1997. The aggregate indebtedness outstanding under the Notes as of December 31, 1997 was approximately $16.8 million. The Company intends to use a portion of the proceeds of the Offering to repay in full the indebtedness outstanding under the Notes which is expected to approximate $23 million at that time.

  Effective as of September 30, 1997, the Company entered into a services agreement with Odyssea to provide administrative and support services, including certain administrative, accounting, financial, tax and other services. The Company is reimbursed by Odyssea for all direct costs and its allocable general and administrative costs plus a margin of 5% incurred in providing these services. The services agreement terminates on September 30, 1998 and is terminable prior to that date by the Company or Odyssea at any time upon 60 days' notice. During 1997, the Company billed Odyssea $76,000 for reimbursement of its general and administrative expenses.

  Elliott Associates, L.P. has issued two letters of credit and provided two guarantees in favor of a former customer in the Middle East and the seller of the Phoenix Horizon, as required under the terms of a settlement agreement among them and the Company. The letters of credit and the guarantees secure the obligations of the Company under the settlement agreement. See "Risk Factors--1996 Operating Loss; Lack of Operating History."

  In connection with the Credit Facility, Elliott Associates, L.P. entered into a support agreement with Den norske Bank whereby Elliott Associates, L.P. agreed under certain conditions to purchase from Den norske Bank all amounts of principal, interest, fees, expenses and costs owed by the Company under the Credit Facility. The support agreement also requires that Elliott Associates, L.P. make advances to the Company to avoid certain shortfalls under the Credit Facility. It is anticipated that the support agreement will be terminated following the Offering.

  DSND and the Company entered into a strategic alliance in December 1997 pursuant to which DSND acquired 30% of the Company's then outstanding shares of Common Stock from the Principal Stockholders for $12.0 million and DSND and the Company will establish the DSND Joint Venture. In addition, DSND has agreed to sell the DSND Stephaniturm to the Company for $17.5 million and has granted the Company the option to purchase for $4.0 million a 12-man, 1,000-foot saturation diving system within 90 days after the Offering. The Company agreed to pay a $750,000 fee to a company owned by Mr. Devine for assistance in effecting the strategic alliance with DSND. In addition, in December 1997, the Company sold 326,480 shares of Common Stock to a company controlled by Mr. Devine for $950,000, the same per share price paid by DSND to purchase shares from the Principal Stockholders. From time to time, Mr. Devine and companies owned or controlled by him have provided services to the Principal Stockholders and are expected to do so in the future. For information with respect to such strategic alliance, the sale of the diving support vessel, and the option to purchase the saturation diving system, see "Prospectus Summary-- The Company" and "Business--The DSND Transaction."

  The Company has entered into the Stockholder's Agreement with DSND and a registration rights agreement with the Principal Stockholders pursuant to which DSND and each of the Principal Stockholders have, independently, limited rights to require the Company to register under the Securities Act shares of Common Stock owned by each of them. After the consummation of the Offering, DSND and each of the Principal Stockholders are entitled to three demand registrations. If either of the Principal Stockholders makes such a demand, the other is entitled to include its shares in such registration. If the Company proposes to register any Common Stock under the Securities Act in connection with a public offering, DSND and each of the Principal Stockholders may require the Company to include all or a portion of the shares of Common Stock held by them, respectively. DSND and the Principal Stockholders have waived their registration rights with respect to the Offering. The Company has agreed to pay all the expenses of any of these registrations, other than underwriting discounts and commissions. See "Risk Factors--Shares Eligible for Future Resale."

  In December 1997, the Principal Stockholders sold an aggregate of 752,400 shares of Common Stock to Messrs. Lam, Sharp and Cole for $2.2 million, the same per share price paid by DSND. The Principal Stockholders advanced the funds necessary to purchase the shares of Common Stock to Messrs. Lam, Sharp and Cole by promissory notes bearing interest at 9.0% per annum and maturing in March 2000. The Principal Stockholders also sold 106,040 shares of Common Stock on the same terms to four other key employees of the Company. The shares purchased were pledged to the Principal Stockholders to secure the executive officers' and key employees' obligations under the promissory notes. See "Principal Stockholders."

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 35,000,000 shares of Common Stock, $1.00 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share, issuable in series (the "Preferred Stock"). No shares of Preferred Stock are outstanding. Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to have the Common Stock listed on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors--No Prior Market; Possible Volatility of Market Price." The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders; stockholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company currently does not intend to declare or pay dividends for the foreseeable future. In addition, the Credit Facility prohibits distributions to the Company's stockholders. See "Risk Factors--Dividends," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments or rights of redemption by the Company. The shares of Common Stock to be issued in the Offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters with respect to the Preferred Stock that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes,
(iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other charter provisions that are described below may have the effect of, either alone or in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Classified Board of Directors. The Company's Certificate and Bylaws divide the members of the Board of Directors into three classes of directors with each class to be as nearly equal in number of directors as possible serving staggered three-year terms. See "Management--Directors, Executive Officers and Key Employees."

  Size of the Board of Directors; Removal of Directors; Filling of Vacancies on the Board of Directors. The Company's Certificate and Bylaws provide that the number of directors shall be fixed from time to time by the Board of Directors, but shall not be fewer than the number required by Delaware law. Under the Company's Certificate, a vote of 80% of the outstanding shares of capital stock entitled to vote generally in an election of directors (the "Voting Stock") is required to remove a director. The Company's Certificate and Bylaws also provide that a newly created directorship resulting from an increase in the number of directors may be filled by the Board of Directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled only by the affirmative vote of a majority of all Continuing Directors (as defined below).

  Stockholder Action by Unanimous Consent. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, most action that could be taken by its stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. The Company's Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

  Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company's Certificate and Bylaws grant the Board of Directors the power to adopt, amend and repeal the Bylaws at any regular or special meeting of the Board of Directors but only upon the affirmative vote of a majority of the Continuing Directors. The Company's stockholders may adopt, amend or repeal the Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of 80% of the Voting Stock.

  Advance Notice of Stockholder Nominations and Stockholder Business. The Company's Bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders' meeting only if such stockholder has been, for at least one year, the beneficial owner of at least 1% of the Voting Stock and only if written notice of such intent to nominate or bring business before a meeting is given as described below.

  The notice from a stockholder intending to nominate a person for election as a director or to propose other matters at a stockholders' meeting must be furnished to the Company's Secretary not more than 270 days and not less than 60 days in advance of the first anniversary of the preceding year's annual stockholders' meeting, subject to certain exceptions applicable principally to special meetings. In addition, the notice must contain information, including the name, age and address of the stockholder proposing such action and any persons acting in concert with such stockholder, the number of shares of Voting Stock held by the stockholder and the dates such stock was acquired, and a representation by such stockholder that he or she is a holder of record of the Company's capital stock and intends to appear at the meeting in person and make the nomination or bring up the specified matter.

  In the case of nominations for directors, the notice must also include (i) the name, age, address and principal occupation of each nominee, (ii) a description of all arrangements between the nominating stockholder and each nominee, (iii) other information required to be included in a proxy statement pursuant to the proxy rules of the Securities and Exchange Commission and (iv) the consent of each nominee to serve as a director of the Company if elected and an affidavit of each such nominee certifying that such nominee meets the qualifications necessary to serve as a director of the Company. In the case of other proposed business, the notice must set forth a brief description of the business, the reasons for conducting such business at the meeting and any material interest of the stockholder therein. The Chairman of the stockholders' meeting will have the power to disregard any nomination or other matter that fails to comply with these procedures. In addition, the Company's Secretary may require any stockholders submitting a notice of intent to make a nomination or bring up other business to furnish such documentary information as may be necessary to determine that such stockholder has been for at least one year the beneficial owner of at least 1% of the Voting Stock.

  With respect to any proposal by a stockholder to bring before a meeting any matter other than the nomination of directors, the Company's Bylaws provide that the Company may disregard proposals that (i) are substantially duplicative of a prior-received proposal to be voted upon at an upcoming meeting, (ii) deal with substantially the same subject matter as a prior proposal that was voted upon within the preceding five years and that failed to receive affirmative votes in excess of certain specified levels, which range, depending on the circumstances, between 3% and 10% or (iii) in the judgment of the Board of Directors, are not proper subjects for action by stockholders under Delaware law.

  Amendment of Certain Provisions of the Certificate of Incorporation. Under Delaware law, unless the certificate of incorporation specifies otherwise, a corporation's certificate of incorporation may be amended by the affirmative vote of the majority of the stockholders. The Company's Certificate requires the affirmative vote of 80% of the Voting Stock to amend, alter or repeal certain provisions of the Certificate regarding (i) stockholder unanimous written consents, (ii) filling of vacancies and removal of members of the Board of Directors, (iii) the limitation of liability of directors, (iv) business combinations and (v) amendments to the Certificate and the Bylaws.

  Special Meetings of the Stockholders. The Company's Bylaws permit the stockholders to call special meetings of the stockholders only upon the written request to the Company's Secretary of the beneficial owners of at least 35% of the outstanding Voting Stock. This provision requires the request to set forth a brief description of the action proposed to be taken at such special meeting and the reasons for the action, the name and address of each beneficial owner comprising the group making the request, any material interest that each such person making the request may have in the matter, the number of shares of Voting Stock of which each such person is the beneficial owner and the dates upon which each person acquired his or her stock, a representation that at least one such beneficial owner or a representative thereof intends to appear in person at such meeting to propose the action specified in the request and, if the proposed action includes a proposal to amend the Company's Certificate or Bylaws, the language of the proposed amendment. The Secretary may require any person or persons submitting a request to furnish documentary support of the claim that the person or persons as a group beneficially owns at least 35% of the outstanding Voting Stock. The Secretary may also refuse to call a special meeting unless the request is made in compliance with the foregoing procedures.

  Business Combinations. Delaware law provides that a merger, sale of substantially all of the assets or dissolution of a Company requires the approval of the holders of a majority of the outstanding capital stock. Pursuant to the Company's Certificate, if one of these transactions or certain issuances, reclassifications or other transactions affecting the Company's capital stock involves an Interested Stockholder (as defined below), the transaction must be approved by a majority of the Continuing Directors (as defined below) and by the affirmative vote of (A) the holders of 80% of the Voting Stock, voting together as a single class, and (B) 75% of the Voting Stock other than Voting Stock beneficially owned by the Interested Stockholder. An Interested Stockholder is any person who (i) is a beneficial owner of 10% of the Voting Stock or (ii) is an affiliate of the Company and, at any time within two years prior to the date in question, was a beneficial owner of 10% or more of the then outstanding Voting Stock, other than the Company or its subsidiaries, the Principal Stockholders and any person whose beneficial ownership of any capital of the Company arises solely as a result of a trusteeship or a custodial relationship with any employee stock ownership or other employee benefit plan of the Company. A Continuing Director is any member of the Board of Directors who is not an Interested Stockholder or an affiliate thereof and
(i) was a director prior to the time the Interested Stockholder became an Interested Stockholder or (ii) was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors was present. In the absence of an Interested Stockholder, the Continuing Directors shall mean all the directors then in office.

  This additional voting requirement does not apply if the transaction has been approved by a majority of the Continuing Directors, or if all of the following conditions have been met: (i) the aggregate amount of consideration received per share by the holders meet certain "fair price" criteria, (ii) prior to the consummation of the transaction (a) there has been no failure to declare or pay dividends on any outstanding Preferred Stock or Common Stock,
(b) the Interested Stockholder has not received the benefits (except proportionately as a stockholder) of any loans, advances or other financial assistance or tax advantages provided by the Company, and (c) the Interested Stockholder has not caused any material change in the Company's equity capital structure and (iii) the Interested Stockholder has not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction that resulted in such Interested Stockholder becoming an Interested Stockholder or as a result of a pro rata stock dividend.

  The Company is also subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

  The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to insure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 19,076,480 shares of Common Stock outstanding. The 5,000,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable without restriction under the Securities Act by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 14,076,480 shares of Common Stock held by existing stockholders were acquired in transactions not requiring registration under the Securities Act and will be "restricted" stock within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, if at least one year has elapsed since shares of Common Stock that constitute restricted stock were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least two years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. All of the shares of restricted stock within the meaning of Rule 144 held by the Principal Stockholders will be eligible for sale following the Offering in reliance on Rule 144, subject to volume limitations and subject to the contractual "lock-up" restrictions described below.

  The Company has granted the Principal Stockholders and DSND certain registration rights with respect to the Common Stock held by each of them, including the right, subject to certain conditions and limitations, to demand registration of shares of Common Stock held by them and to include shares of Common Stock held by them in any registration of securities proposed by the Company. The exercise of such registration rights is subject to the contractual "lock-up" restrictions described below. See "Certain Transactions."

  The Company, the Principal Stockholders, DSND and each of the Company's directors and its executive officers have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, or otherwise dispose of any shares of Common Stock (other than stock issued or options granted pursuant to the Incentive Plan) for 180 days following the date of this Prospectus without the prior written consent of Smith Barney Inc. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below (the "Underwriters"), for whom Smith Barney Inc., PaineWebber Incorporated and Raymond James & Associates, Inc., are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                       NUMBER OF
                                UNDERWRITERS                            SHARES
                                ------------                           ---------
      Smith Barney Inc. ..............................................
      PaineWebber Incorporated........................................
      Raymond James & Associates, Inc.................................
                                                                       ---------
        Total......................................................... 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Securities and Exchange Commission and that there has been no material adverse change or development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page hereof, and to certain dealers at such initial public offering price less a selling concession not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain other
Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that such parties may be required to make in respect thereof.

  The Company has granted to the Underwriters an option to purchase up to an additional 750,000 shares of Common Stock, exercisable solely to cover over-allotments, at the initial public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock that is proportionate to such Underwriter's initial commitment as indicated on the preceding table.

  The Company, the Principal Stockholders, DSND and the executive officers and directors of the Company have agreed that they will not, without the prior written consent of Smith Barney Inc., during the 180 days following the date of this Prospectus, (i) offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, other than in the case of the Company, shares issued or options granted pursuant to the Incentive Plan or
(ii) enter into any
swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock.

  In connection with the Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are recent financial and operating results of the Company, the proposed capital structure, assets and liabilities of the Company, estimates of the business potential and earnings prospects of the Company, the prospects for the industry in which the Company operates, an assessment of the Company's management, consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

                                 LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

  The Company's financial statements as of and for the periods ended December 31, 1996 and 1997, appearing elsewhere in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

  The Company will be required to file reports and other information with the Commission pursuant to the Securities Exchange Act of 1934, as amended. The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent public accountants.

                             HORIZON OFFSHORE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants................................ F-2
Consolidated Balance Sheets............................................. F-3
Consolidated Statements of Operations................................... F-4
Consolidated Statements of Stockholders' Equity......................... F-5
Consolidated Statements of Cash Flows................................... F-6
Notes to Consolidated Financial Statements.............................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Horizon Offshore, Inc.:

We have audited the accompanying consolidated balance sheets of Horizon Offshore, Inc. (a Delaware corporation), and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1997 and for the period from inception (December 20, 1995) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizon Offshore, Inc., and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1997 and for the period from inception (December 20, 1995) through December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Houston, Texas
January 16, 1998

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           DECEMBER 31, DECEMBER 31,
                                                               1996         1997
                                                           ------------ ------------
                          ASSETS
                          ------
CURRENT ASSETS:
  Cash and cash equivalents...............................   $ 2,650       $ 2,846
  Accounts receivable--
    Contract receivables..................................     3,020         9,165
    Costs in excess of billings...........................     2,745         2,958
    Related parties.......................................       155           577
  Other current assets....................................       100           542
                                                             -------      --------
      Total current assets................................     8,670        16,088
PROPERTY AND EQUIPMENT, net...............................    29,284        55,040
DEFERRED INCOME TAXES.....................................     1,617           137
OTHER ASSETS..............................................       119         1,724
                                                             -------      --------
                                                             $39,690      $ 72,989
                                                             =======      ========
      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
      ----------------------------------------------
CURRENT LIABILITIES:
  Accounts payable........................................   $ 1,275      $  4,145
  Accrued liabilties......................................       884         2,540
  Accrued job costs.......................................     3,125         5,501
  Accrued interest........................................     1,852           681
  Billings in excess of costs.............................        --           148
  Current maturities of long-term debt....................     1,000         5,101
  Income taxes payable....................................        --            85
                                                             -------      --------
      Total current liabilities...........................     8,136        18,201
LONG-TERM DEBT, net of current maturities.................    38,104        34,729
                                                             -------      --------
      Total liabilities...................................    46,240        52,930
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $1 par value, 5,000,000 shares
   authorized, none issued and outstanding................        --            --
  Common stock, $1 par value, 35,000,000 shares autho-
   rized, 14,076,480 shares issued and outstanding........     3,030         3,369
  Subscription receivable.................................        --          (950)
  Additional paid-in capital..............................        --        24,944
  Accumulated deficit.....................................    (9,580)       (7,304)
                                                             -------      --------
      Total stockholders' equity (deficit)................    (6,550)       20,059
                                                             -------      --------
                                                             $39,690      $ 72,989
                                                             =======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     INCEPTION
                                                (DECEMBER 20, 1995)  YEAR ENDED
                                                      THROUGH       DECEMBER 31,
                                                 DECEMBER 31, 1996      1997
                                                ------------------- ------------
CONTRACT REVENUES.............................      $   14,088       $   36,144
COST OF CONTRACT REVENUES.....................          21,616           30,104
                                                    ----------       ----------
  Gross profit (loss).........................          (7,528)           6,040
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..           2,047            2,788
                                                    ----------       ----------
  Operating income (loss).....................          (9,575)           3,252
OTHER INCOME (EXPENSE):
  Interest....................................          (1,662)          (1,619)
  Gain on sale of asset.......................              --              614
  Other.......................................              40               29
                                                    ----------       ----------
                                                        (1,622)           (976)
                                                    ----------       ----------
NET INCOME (LOSS) BEFORE INCOME TAXES.........         (11,197)           2,276
INCOME TAX BENEFIT............................          (1,617)              --
                                                    ----------       ----------
NET INCOME (LOSS).............................      $   (9,580)      $    2,276
                                                    ==========       ==========
NET INCOME (LOSS) PER SHARE...................      $    (0.70)      $     0.17
                                                    ==========       ==========
SHARES USED IN COMPUTING NET INCOME (LOSS) PER
 SHARE........................................      13,750,000       13,777,207
                                                    ==========       ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                   TOTAL
                           COMMON STOCK       COMMON    ADDITIONAL             STOCKHOLDERS'
                         -----------------    STOCK      PAID-IN   ACCUMULATED    EQUITY
                           SHARES   AMOUNT SUBSCRIPTION  CAPITAL     DEFICIT     (DEFICIT)
                         ---------- ------ ------------ ---------- ----------- -------------
BALANCE, Inception......         -- $   --    $  --      $    --     $    --      $    --
  Issuance of common
   stock at $.28 per
   share................ 11,000,000  3,030       --           --          --        3,030
  Net loss..............         --     --       --           --      (9,580)      (9,580)
                         ---------- ------    -----      -------     -------      -------
BALANCE, December 31,
 1996................... 11,000,000  3,030       --           --      (9,580)      (6,550)
  Contribution of
   stockholders' debt to
   additional paid-in
   capital..............         --     --       --       21,000          --       21,000
  Contribution related
   to sales of assets to
   related party, net of
   tax effect of $1,631.         --     --       --        3,170          --        3,170
  Exercise of stock
   warrants at $.004 per
   share................  2,750,000     13       --           --          --           13
  Subscription for
   common stock at $2.91
   per share............    326,480    326     (950)         624          --           --
  Contribution related
   to litigation
   settlement paid by a
   Principal
   Stockholder..........         --     --       --          150          --          150
  Net income............         --     --       --           --       2,276        2,276
                         ---------- ------    -----      -------     -------      -------
BALANCE, December 31,
 1997................... 14,076,480 $3,369    $(950)     $24,944     $(7,304)     $20,059
                         ========== ======    =====      =======     =======      =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    INCEPTION
                                               (DECEMBER 20, 1995)  YEAR ENDED
                                                     THROUGH       DECEMBER 31,
                                                DECEMBER 31, 1996      1997
                                               ------------------- ------------
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income (loss)............................      $ (9,580)        $ 2,276
 Adjustments to reconcile net income (loss) to
  net cash used in operating activities--
  Depreciation................................           715           1,002
  Deferred income taxes.......................        (1,617)           (137)
  Gain on sale of asset.......................            --            (614)
  Changes in operating assets and
   liabilities--
   Accounts receivable........................        (3,175)         (6,567)
   Costs in excess of billings................        (2,745)           (213)
   Billings in excess of costs................            --             148
   Other assets...............................            --            (713)
   Accounts payable...........................         1,013           2,871
   Accrued liabilities........................           844           1,656
   Accrued job costs..........................         3,125           2,376
   Accrued interest...........................         1,852           1,321
   Income taxes payable.......................            --              85
                                                    --------         -------
     Net cash provided by (used in) operating
      activities..............................        (9,568)          3,491
CASH FLOW FROM INVESTING ACTIVITIES:
 Purchases and additions to equipment.........       (25,699)        (31,883)
 Purchase of other assets.....................          (217)             --
 Proceeds from sale of assets.................            --           3,577
                                                    --------         -------
     Net cash used in investing activities....       (25,916)        (28,306)
CASH FLOW FROM FINANCING ACTIVITIES:
 Borrowings under notes payable and long-term
  debt........................................        35,104          30,441
 Principal payments on long-term debt.........            --          (5,593)
 Issuance of common stock.....................         3,030              13
 Capital contribution related to legal
  settlement..................................            --             150
                                                    --------         -------
     Net cash provided by financing
      activities..............................        38,134          25,011
                                                    --------         -------
NET INCREASE IN CASH AND CASH EQUIVALENTS.....         2,650             196
CASH AND CASH EQUIVALENTS AT BEGINNING OF PE-
 RIOD.........................................            --           2,650
                                                    --------         -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD....      $  2,650         $ 2,846
                                                    ========         =======
SUPPLEMENTAL DISCLOSURES:
 Cash paid for interest.......................      $     --         $   107
 Non-cash investing and financing activities:
  Purchase and additions to equipment with the
   issuance of notes payable..................      $  4,300         $ 6,384
  Gain on sale of assets to related party
   reflected as a capital contribution, net of
   tax effect of $1,631.......................      $     --         $ 3,170

  The accompanying notes are an integral part of these consolidated financial statements.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization

  Horizon Offshore, Inc. (a Delaware corporation) and its subsidiaries (Horizon or the Company), provide offshore construction services to the oil and gas industry. These services generally consist of laying and burying marine pipelines for the transportation of oil and gas. Work is performed primarily on a fixed-price or day-rate basis or a combination thereof.

  Horizon, which was incorporated on December 20, 1995 did not commence operations until March 1996 and until December 1997 was wholly owned by Elliott Associates, L.P. and Westgate International, L.P. (the Principal Stockholders). Accordingly, the results of operations for the year ended December 31, 1996 are the same as those presented in the accompanying financial statements. The Principal Stockholders have funded substantially all of the Company's cash requirements. Through December 31, 1996, the Principal Stockholders advanced $36.7 million to the Company, including accrued interest at 10% per annum, to fund its operating activities, working capital requirements and capital expenditures for the acquisition and improvement of assets and equipment. These advances were represented by promissory notes bearing interest at the rate of 10% per annum.

  In 1997, the Company was recapitalized through a series of transactions. The Principal Stockholders converted $21 million of the principal indebtedness and accrued interest to additional paid-in capital. The Company issued 10% Subordinated Notes due December 31, 2005 (Subordinated Notes) to the Principal Stockholders to evidence the remaining outstanding indebtedness and provide for any future advances in an aggregate amount not to exceed $20 million. Additionally, the Company issued a warrant to a Principal Stockholder to purchase 2,750,000 shares at $.004 per share, which approximated fair value at the date of the transaction. The warrant was exercised in December 1997. In 1997 the Company sold three boats, a tugboat and certain equipment to affiliated entities of the Principal Stockholders for a purchase price of $12.7 million and $12.0 million of the proceeds was used to reduce the indebtedness under the Subordinated Notes. The Company accounted for the $3.2 million gain on the sale, net of taxes of approximately $1.6 million, as a capital contribution. As of December 31, 1997 the balances outstanding on the Subordinated Notes totaled $16.1 million (see note 6).

 DSND Alliance

  On December 4, 1997, the Company entered into an agreement with Det Sondenfjelds-Norske Dampskibsselskab ASA (DSND) to form a strategic alliance. DSND is a Norwegian-based, full service contractor in the subsea construction business. DSND acquired 30% of the Company's common stock from the Principal Stockholders. If the Company consummates a public offering in 1998, DSND has agreed to sell the DSND Stephaniturm, a dynamically positioned diving support vessel, to the Company for $17.5 million and has given the Company an option to purchase a saturation diving system for an additional $4.0 million. In addition, the Company will obtain a 30% interest in a joint venture to be formed to operate a multi-purpose field supply and reel pipelay vessel in the Gulf, offshore Mexico and Canada, and in the Caribbean.

 Business Risks

  The Company's level of activity depends largely on the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for developmental construction. These expenditures are influenced by prevailing oil and gas prices, expectations about future demand and prices, the cost of exploring for, producing and developing oil and gas reserves, the discovery rates of new oil and gas reserves, sale and expiration dates of offshore leases in the United States and abroad, political and economic conditions, governmental regulations and the availability and cost of capital. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially, impacting the demand for pipeline and marine construction services.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

  Factors affecting the Company's profitability include competition, equipment and labor productivity, contract estimating, weather conditions and the other risks inherent in marine construction. The marine construction industry in the Gulf is highly seasonal as a result of weather conditions with the greatest demand for these services occurring during the second and third quarters of the year. Full year results are not a direct multiple of any quarter or combination of quarters because of this seasonality. See "Risk Factors" elsewhere herein.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Revenue Recognition

  Contract revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the total estimated costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset "Costs in excess of billings" represents revenues recognized in excess of amounts billed. The liability "Billings in excess of costs" represents amounts billed in excess of revenues recognized.

 Cost Recognition

  Costs of contract revenues include all direct material and labor costs and certain indirect costs which are allocated to contracts based on utilization, such as supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred.

 Interest Capitalization

  Interest is capitalized on the average amount of accumulated expenditures for equipment that has been purchased and is undergoing major modifications prior to being placed into service. Interest is capitalized using an effective rate based on related debt until the equipment is placed into service. Interest expense for the year ended December 31, 1997 is net of interest capitalized in the amount of $.3 million.

 Earnings Per Share

  Earnings per share data for all periods presented has been computed pursuant to Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that requires a presentation of basic earnings per share (basic EPS) and diluted earnings per share (diluted EPS). Basic EPS excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. There are no differences in basic EPS and diluted EPS for all periods presented.

  Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, nominal issuances of common and common equivalent shares by the Company during the 12 months immediately preceding the initial filing of the Registration Statement relating to the Offering have been included in the calculation of the

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
shares used in computing earnings (loss) per share (for the periods prior to the completion of the Offering) as if these shares were outstanding for such periods. The Company's nominal issuances relate to the warrant issued in conjunction with the Company's recapitalization in 1997.

 Cash and Cash Equivalents

  The Company considers all cash in banks and highly liquid investments with original maturity dates of three months or less to be cash equivalents. Restricted cash of $.2 million is included in the cash balance at December 31, 1996, and such restriction was released in 1997.

 Property and Equipment

  Equipment is carried at cost. Depreciation is provided using the straight-line method based on the following estimated useful lives:

      Barges, boats and related equipment........................ 15 to 18 years
      Buildings..................................................       15 years
      Machinery and equipment....................................        8 years
      Office furniture and equipment.............................        5 years
      Leasehold improvements.....................................        3 years

  Major additions and improvements to barges, boats and related equipment are capitalized over the useful life of the vessel. Maintenance and repairs including major overhauls are expensed as incurred. When equipment is sold or otherwise disposed of, the cost of the equipment and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

  In 1996 the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company periodically assesses the realizability of its long-term assets pursuant to the provisions of SFAS No.
121. Based on the Company's analysis of the undiscounted future cash flows for its long-term assets, no impairments would have been recognized under SFAS No. 121.

 Other Assets

  Other assets consist principally of deferred interest, deposits and prepaid loan fees at December 31, 1997. Deferred interest was imputed at 10 percent on aggregate non-interest bearing debt of $7.4 million at December 31, 1997 and will be amortized over the life of the debt agreements using the effective interest rate method. Deposits consist of a security deposit on the corporate office lease and a deposit for the purchase of marine equipment. Loan fees paid in connection with the Credit Facility (see note 6) will be amortized over the four-year term of the loans.

  At December 31, 1996, other assets include deferred dry-dock costs of the boats sold to an affiliated entity in April 1997 (see note 5). Dry-dock costs are third-party costs associated with scheduled maintenance on the Company's marine construction vessels. Costs incurred in connection with dry dockings are deferred and amortized over the period to the next scheduled dry docking. The Company includes in Other current assets the portion of these deferred charges expected to be amortized during the next twelve month period, with the residual balance in Other assets.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

  Other assets consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1996   1997
                                                                  -------------
      Deposits...................................................     5     596
      Deferred dry-dock costs....................................   114      --
      Deferred interest expense..................................    --     645
      Prepaid loan fees..........................................    --     322
      Deferred offering costs....................................    --     146
      Other......................................................    --      15
                                                                  ----- -------
                                                                  $ 119 $ 1,724
                                                                  ===== =======

 Federal Income Taxes

  The Company uses the liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Recent Accounting Pronouncements

  In February 1997, SFAS No. 129, "Disclosure of Information About Capital Structure," was issued, establishing standards for disclosing information about an entity's capital structure. The Company will adopt this pronouncement in 1998 in accordance with the implementation requirements.

  In July 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued, establishing standards for reporting and display of comprehensive income and its components. The Company will adopt this pronouncement in 1999 in accordance with the implementation requirements.

  Management believes neither SFAS No. 129 nor SFAS No. 130 will have a material impact on the Company's financial statements.

2. ACCOUNTS RECEIVABLE:

  Contract receivables are generally billed upon completion of each contract, and retainage is not included in contract receivables until such time as it becomes payable by the customer. Costs in excess of billings solely

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
represent costs incurred on jobs in process. Claims for extra work and changes in scope of work are included in revenues when collection is determined by management to be probable.

  The Company has not experienced material losses from uncollected receivables. The principal customers of the Company are the major and independent oil and gas companies and their affiliates. The concentration of customers in the energy industry may impact the Company's overall credit exposure, either positively or negatively, since these customers may be similarly affected by changes in economic or other conditions. However, management believes that the diversification of the Company's portfolio of receivables within the energy industry reduces any potential credit risk associated with any particular customer. Two customers accounted for 14.7 percent and 10.9 percent of revenues for the year ended December 31, 1997.

  Included in accounts receivable from related parties at December 31, 1997 is $.3 million due from an affiliated entity owned by the Principal Stockholders for costs incurred by the Company related to the boats sold to this affiliated entity (see note 1). During 1997 the affiliated entity repaid $1.2 million to the Company for such costs related to the boats, and the Company then paid $1.2 million on the Subordinated Notes.

3. PROPERTY AND EQUIPMENT:

  Property and equipment consists of the following (in thousands):

                                                          DECEMBER 31,
                                                         ----------------
                                                          1996     1997
                                                         -------  -------
Barges, boats and related equipment..................... $29,444  $51,349
Land and buildings......................................      --    4,039
Machinery...............................................     206      245
Office furniture and equipment..........................     324      424
Leasehold improvements..................................      25      237
                                                         -------  -------
                                                          29,999   56,294
Less--Accumulated depreciation..........................    (715)  (1,254)
                                                         -------  -------
Property and equipment, net............................. $29,284  $55,040
                                                         =======  =======
Depreciation expense is included in the following
 expense accounts:
  Costs of contract revenues............................ $   695  $   903
  Selling, general and administrative...................      20       99
                                                         -------  -------
                                                         $   715  $ 1,002
                                                         =======  =======

4. ACQUISITION OF ASSETS:

  During 1996, the Company acquired certain marine equipment for $5 million. This transaction was funded with $4 million cash and a $1 million demand note. The assets acquired included a pipelay barge, tugboat and other related equipment.

  In a separate transaction with an unrelated party in 1996, the Company paid $5.4 million for an additional pipelay barge and $6.7 million for four boats proposed to be used for offshore construction work. The Company expended an additional $1.2 million and $2.9 million for improvements to the barge and the four boats, respectively, during 1996. The Company sold the four boats during 1997 (see note 5).

  Prior to December 31, 1996, members of the Company's former management team undertook certain actions in an attempt to expand the Company's operations into the Middle East. Under prior management, the Company agreed to acquire and refurbish a barge for purposes of providing construction services in the Middle

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

East. The Company acquired the barge for $4.8 million, of which $1.5 million was paid in 1996 and $.3 million was paid in 1997. The remaining $3.0 million was financed with a note payable to the seller. The Company incurred improvement costs to refurbish the barge of $3.3 million in 1996 and $6.7 million during 1997. In connection with the purchase, the Company undertook certain actions to perform construction services for a customer of the seller. The Company encountered title disputes over the barge, higher than anticipated barge refurbishing costs and the subsequent rejection of the barge by the customer. In August 1997, present management of the Company resolved the title, contractual and other legal disputes pertaining to the barge and the related project. Included in costs of contract revenues for 1996 is $7.4 million in charges related to the Company's attempt to expand operations into the Middle East. The Company paid $.5 million to the customer in the third quarter of 1997 and has a $4.4 million note payable to the customer. The Principal Stockholders provided guarantees of the Company's notes and secured two letters of credit in favor of the seller and the customer, respectively. The Company has agreed to indemnify the Principal Stockholders for any amounts paid with respect to the guarantees and letters of credit. As amounts are drawn on the letters of credit to make payments on the $3.0 million note payable to the seller and the $4.4 million note payable to the customer, such amounts have been advanced pursuant to the Subordinated Notes.

  The Company acquired two pipelay/pipebury barges, one pipebury barge and one diving support vessel during the last half of 1997. Acquisition and improvement costs relating to these vessels totaled $25.5 million during the last half of 1997. In July 1997, the Company acquired land and buildings in Louisiana for $.8 million to use as a marine base to support offshore operations. In December 1997, the Company acquired a facility near Port Arthur, Texas as its primary marine and support base and as a storage facility for marine structures for a total of $3.2 million, including improvements.

5. DISPOSITION OF ASSETS:

  The Company sold one of its boats to an unaffiliated third party in February 1997 for $3.3 million in cash. A $.6 million gain was recognized on the sale.

  As discussed in Note 1, three boats and certain equipment were sold to affiliated entities owned by the Principal Stockholders for $12.7 million. The Company used the $12.0 million of sales proceeds to repay a portion of the Principal Stockholders' debt. The Company accounted for the $3.2 million gain on the sale, net of taxes of approximately $1.7 million, as a capital contribution.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

6. NOTES PAYABLE (IN THOUSANDS):

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
10% Subordinated Notes payable to Highwood Partners, L.P.
 due in quarterly installments beginning March 31, 2003,
 maturing December 31, 2005. Interest at 10% due semi-
 annually beginning September 30, 1997......................  $20,419  $ 7,163
10% Subordinated Note payable to Westgate International,
 L.P. due in quarterly installments beginning March 31,
 2003, maturing December 31, 2005. Interest at 10% due semi-
 annually beginning September 30, 1997......................   14,685    8,939
Note payable to a foreign marine company including imputed
 interest at 10%, due in three annual installments of $1
 million, maturing August 3, 2000, secured by a letter of
 credit and guaranteed by a Principal Stockholder...........    3,000    3,000
Note payable to a foreign marine company including imputed
 interest at 10%, due in monthly installments beginning
 January 1, 1998, maturing December 31, 2001, secured by a
 letter of credit and guaranteed by a Principal Stockholder.       --    4,425
Term loan payable to Den norske Bank in 48 monthly
 installments beginning July 31, 1998, maturing June 30,
 2002, secured by mortgages on all owned vessels and
 accounts receivable from customers. Interest at Den norske
 Bank's prime rate plus one half percent or LIBOR plus three
 percent, 9.0% at December 31, 1997.........................       --   13,000
Revolving note payable to Den norske Bank due June 30, 2002, secured by mortgages on all owned vessels and accounts
 receivable from customers. Interest at Den norske Bank's
 prime rate plus one half percent or LIBOR plus three
 percent, 9.0% at
 December 31, 1997..........................................       --    1,650
Lease payable to a marine transportation company in monthly
 installments beginning January 22, 1998, maturing January
 22, 1999, secured by a vessel..............................       --    1,159
Note payable to a bank in monthly payments including
 interest at 9.5%, secured by land and buildings, maturing
 July 27, 2002..............................................       --      494
Note payable to an individual for purchase of equipment
 payable on demand together with interest at 6%.............    1,000       --
                                                              -------  -------
  Total long term debt......................................   39,104   39,830
  Less--Current maturities..................................   (1,000)  (5,101)
                                                              -------  -------
  Long-term debt, net of current maturities.................  $38,104  $34,729
                                                              =======  =======

 Indebtedness to Related Parties

  Through December 31, 1996, the Principal Stockholders advanced $36.7 million to the Company, including accrued interest at 10% per annum, to fund its operating activities, working capital requirements and capital expenditures for the acquisition and improvement of assets and equipment. These advances were represented by two promissory notes bearing interest at the rate of 10% per annum. In 1997, the Company was recapitalized through a series of transactions. The Principal Stockholders converted $21 million of the principal indebtedness and accrued interest to additional paid-in capital. The Company issued 10% Subordinated Notes due December 31, 2005 (Subordinated Notes) to the Principal Stockholders to evidence the remaining outstanding indebtedness and provide for any future advances in an aggregate amount not to exceed $24 million, as amended. In 1997 the Company sold three boats, a tugboat and certain equipment to affiliated entities of the Principal Stockholders for a purchase price of $12.7 million and $12.0 million of the proceeds were used to reduce the indebtedness under the Subordinated Notes.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

 Credit Facility

  On October 27, 1997, the Company entered into a credit facility, which was amended in December 1997, with Den norske Bank providing for $20.0 million of borrowings (Credit Facility). The Credit Facility includes both a $13.0 million term loan (the "Term Loan") to be repaid in forty-eight monthly installments of $.2 million beginning July 31, 1998 and a $7.0 million revolving line of credit (the "Revolver") due June 30, 2002. The Credit Facility is secured by substantially all assets of the Company, including mortgages on all vessels owned by the Company, as well as a support agreement between Den norske Bank and one of the Principal Stockholders which requires the Principal Stockholder to assume the liability under the Credit Facility should the Company default on its obligations under the Credit Facility. The Credit Facility requires that certain conditions be met in order for the Company to obtain advances under the Term Loan. Advances for the Revolver may be obtained in accordance with a borrowing base defined as a percentage of accounts receivable balances. The Credit Facility requires the Company to maintain certain financial ratios and contains certain covenants that limit the ability of the Company to incur additional indebtedness, pay dividends, create certain liens, sell assets and limits capital expenditures to the extent such amounts are not funded by the Principal Stockholders. Interest is calculated on advances under the Credit Facility based upon either Den norske Bank's prime rate plus one half percent or LIBOR plus three percent. As of December 31, 1997, the Company had $13.0 million outstanding under the Term Loan and $1.7 million outstanding under the Revolver bearing interest at 9.0%.

  Maturities of long-term debt for the each of the years ending December 31 are as follows (in thousands):

      1998.............................................................. $ 5,101
      1999..............................................................   5,368
      2000..............................................................   5,370
      2001..............................................................   4,372
      2002..............................................................   1,462
      Thereafter........................................................  18,157
                                                                         -------
                                                                         $39,830
                                                                         =======

7. INCOME TAXES:

  Income tax expense (benefit) for the years ended December 31, 1997 and 1996 consists of (in thousands):

                                                        INCEPTION
                                                      (DECEMBER 20,
                                                      1995) THROUGH  YEAR ENDED
                                                      DECEMBER 31,  DECEMBER 31,
                                                          1996          1997
                                                      ------------- ------------
      Federal
        Current......................................    $    --      $ 1,480
        Deferred.....................................     (1,617)      (1,480)
                                                         -------      -------
                                                         $(1,617)     $    --
                                                         =======      =======

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

  The income tax expense (benefit) for the years ended December 31, 1997 and 1996 differs from the amount computed by applying the statutory federal income tax rate of 34 percent to consolidated income before income taxes as follows (dollars in thousands):

                                                INCEPTION
                                              (DECEMBER 20,
                                              1995) THROUGH     YEAR ENDED
                                               DECEMBER 31,    DECEMBER 31,
                                                   1996            1997
                                              ---------------- --------------
Expense (benefit) computed at federal
 statutory rate.............................. $ (3,807)  34.0% $  774    34.0%
Increase (decrease) in provision from:
  Nondeductible expenses.....................       --     --      92     4.0%
  Increase (decrease) in valuation allowance
   for deferred tax assets...................    2,190   19.6    (866)  (38.0)%
                                              --------  -----  ------  ------
                                              $ (1,617)  14.4% $   --      --
                                              ========  =====  ======  ======

  The tax effects of the temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are presented below (in thousands):

                                                                 DECEMBER 31,
                                                                  1996    1997
                                                                 ------  ------
Assets--
  Net operating loss carryforward............................... $2,942  $  930
  Gain on asset sales...........................................     --     899
  Interest not currently deductible.............................    565   1,115
  Fixed asset basis difference..................................  1,469   1,469
  Alternative minimum tax.......................................     --     137
                                                                 ------  ------
    Total gross deferred tax asset..............................  4,976   4,550
Liabilities--
  Book/tax depreciation difference..............................  1,169   3,089
                                                                 ------  ------
                                                                  3,807   1,461
Less--Valuation allowance....................................... (2,190) (1,324)
                                                                 ------  ------
    Net deferred tax asset...................................... $1,617  $  137
                                                                 ======  ======

  A valuation allowance was provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The Company has established a valuation allowance for certain deferred tax assets due to realization uncertainties inherent regarding future operating results. The realization of a significant portion of net deferred tax assets is based in part on the Company's estimates of the timing of reversals of certain temporary differences and on the generation of taxable income before such reversals. The Company recognized a net deferred tax asset at December 31, 1996 for the benefit of utilizing the net operating loss carryforward from the sale of appreciated assets to a related party in March 1997. The $1.6 million tax effect of the resulting gain was netted with the gain and treated as a capital contribution in the accompanying financial statements. The net operating loss carryforward of approximately $2.2 million at December 31, 1997 expires in the year 2012. The Company's ability to utilize the net operating loss carryforward could be limited by a change in ownership as defined by federal income tax regulations.

8. COMMITMENTS AND CONTINGENCIES:

 Litigation

  The Company is involved in various routine legal proceedings primarily involving claims for personal injury under the Jones Act and general maritime laws which the Company believes are incidental to the conduct of its

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES
business. The Company believes that none of these proceedings in the aggregate, if adversely determined, would have a material adverse effect on the Company's business.

 Leases

  The Company leases office space at various locations under noncancelable operating leases that expire through November 2001. Rental expense under these leases was $.1 million for the year ended December 31, 1996 and $.3 million for the year ended December 31, 1997. Future minimum lease commitments under these agreements for the years ended December 31 are as follows (in thousands):

      1998............................................................... $  744
      1999...............................................................    777
      2000...............................................................    784
      2001...............................................................    710
                                                                          ------
                                                                          $3,015
                                                                          ======

 Insurance

  The Company participates in a retrospectively rated insurance agreement. In the opinion of management the Company has adequately accrued for all liabilities arising from these agreements based upon the total incremental amount that would be paid based upon the with-and-without calculation assuming experience to date and assuming termination.

 Employment Agreements

  The Company has entered into employment agreements with three of its executive officers that expire three years from the date of the Company's anticipated initial public offering and has purchased $5 million in "key-man" life insurance with respect to its chief executive officer, for which the Company is the named beneficiary.

9. EMPLOYEE BENEFIT PLAN:

  The Company has a qualified profit-sharing plan for all eligible employees and, at the discretion of management makes annual contributions to the plan. The Company elected not to make any contributions to the plan for the period from inception to December 31, 1997.

10. STOCKHOLDERS' EQUITY:

 Stock Sales

  In December 1997, the Company issued to a company controlled by a director of the Company, pursuant to a subscription agreement, 326,480 shares of the Company's common stock at $2.91 per share, the same per share price paid by DSND. The receivable was fully paid in January 1998. In addition, the Principal Stockholders sold 858,440 shares of the Company's common stock at $2.91 per share, the same per share price paid by DSND, to officers and key employees of the Company.

 Stock Split

  In January 1998, the Company effected a 220 for one stock split. The effect of the stock split has been retroactively reflected in the accompanying financial statements as of the earliest period.

                    HORIZON OFFSHORE, INC. AND SUBSIDIARIES

 Stock Options

  In January 1998, the Company adopted and its stockholders approved the Stock Incentive Plan (the "Plan") to provide long-term incentives to its key employees and officers, including directors who are employees of the Company and certain other individuals as designated by the Compensation Committee of the Board of Directors of the Company. The Plan has 1.9 million shares available for issuance under the Plan. No grants of options have been made as of the date of this report.

  The Company plans to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and not the fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Pro forma results assuming the application of the fair value method under SFAS No. 123 will not affect the Company's reported results of operations and will be included as separate pro forma disclosures only.

 Litigation Settlement

  A subsidiary of the Company, a Principal Stockholder and other persons were defendants in a lawsuit filed by a former member and employee of the Company's subsidiary. The actions were settled in February 1998 with the Principal Stockholder paying $150,000 and each party completely releasing the other from any further liability. As the Company benefited from this settlement, the Company has recorded the $150,000 as an expense and a capital contribution in the accompanying consolidated financial statements.

 Public Offering of Common Stock

  The Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the offering is consummated under the terms presently anticipated, the Company intends to complete the purchase of the DSND Stephaniturm, construct a derrick barge, pay off all debt under the Credit Facility and to the Principal Stockholders, and use the remainder of the proceeds for general corporate purposes. It is anticipated that the Credit Facility will be increased upon consummation of the Offering and the current agreement will be revised.

11. RELATED PARTY TRANSACTIONS:

  Effective as of September 30, 1997, the Company entered into a services agreement with an affiliated entity owned by the Principal Stockholders to provide administrative and support services, including certain administrative, accounting, financial, tax and other services. The service agreement terminates on September 30, 1998 and may be terminated prior to that date upon 60 days' notice by the Company or the affiliated entity. Included in accounts receivable from related parties at December 31, 1997 is $76,000 receivable for direct and general and administrative costs including a 5% margin.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPEC-TUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PER-SON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Forward-Looking Statements................................................   13
Dividend Policy...........................................................   14
Dilution..................................................................   14
Use of Proceeds...........................................................   15
Capitalization............................................................   16
Selected Financial and Operating Data.....................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   23
Management................................................................   33
Principal Stockholders....................................................   43
Certain Transactions......................................................   44
Description of Capital Stock..............................................   46
Shares Eligible for Future Sale...........................................   50
Underwriting..............................................................   51
Legal Matters.............................................................   52
Experts...................................................................   52
Additional Information....................................................   53
Index to Consolidated Financial Statements................................  F-1

                                  -----------

  UNTIL              , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES

                             HORIZON OFFSHORE, INC.

                                  COMMON STOCK

                                    -------

                                   PROSPECTUS

                                        , 1998

                                    -------

                              SALOMON SMITH BARNEY

                            PAINEWEBBER INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

      SEC registration fee............................................ $ 27,140
      NASD filing fee.................................................    9,700
      Nasdaq listing fee..............................................   29,000
      Printing expenses...............................................   75,000
      Legal fees and expenses.........................................  150,000
      Accounting fees and expenses....................................  200,000
      Transfer agent fees and expenses................................    2,500
      Miscellaneous expenses..........................................    6,660
                                                                       --------
        Total expenses................................................ $500,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Registrant's Bylaws, a copy of which is included as Exhibit 3.2 and incorporated herein by reference, provides for the indemnification of directors and officers against expenses and liabilities incurred in connection with defending actions brought against them for negligence or misconduct in their official capacities.

  The Company maintains a liability policy to indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions to be set forth in the policies.

  In the Underwriting Agreement, a form of which is included as Exhibit 1.1, the Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that such directors and officers may be required to make in respect thereof.

  Each of the Company's directors has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as director that are in excess of the coverage provided by any such insurance, provided that the director meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as Exhibit 10.1 to this Registration Statement. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In March 1996, the Company issued 8,250,000 shares of its Class A common stock, $1.00 par value per share ("Class A Stock"), to Highwood Partners, L.P. ("Highwood"), an affiliate of Elliott Associates, L.P., for $2.2 million cash and it issued 2,750,000 shares of its Class B nonvoting common stock, $1.00 par value per share ("Class B Stock"), to Westgate International, L.P. ("Westgate"), for $.8 million cash. On April 30, 1997, the Company issued $12,000,000 principal amount of its 10% subordinated notes due March 31, 2003 ("Notes") to Highwood and it issued $8,000,000 principal amount of its Notes to Westgate. On May 1, 1997, the Company issued to Westgate warrants (the "Warrants") to purchase 2,750,000 shares of its Class B Stock at a per share price of $.004.

  On December 2, 1997, the Company was recapitalized, and Westgate exercised all the Warrants held by it. In accordance with the terms of the recapitalization of the Company, all of the outstanding shares of Class A Stock and Class B Stock were reclassified into an equal number of shares of Common Stock.

  In December 1997, the Company sold 326,480 shares to a company controlled by James Devine for $950,000.

  All of these securities were offered and sold without registration under the Securities Act inasmuch as they are deemed not subject to registration pursuant to the exception provided in Section 4(2) of the Securities Act as securities sold in transactions not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

      1.1  Form of Underwriting Agreement*
      3.1  Amended and Restated Certificate of Incorporation of the Company**
      3.2  Bylaws of the Company**
      4.1 See Exhibits 3.1 and 3.2 for provisions of the Company's Certificate of Incorporation and Bylaws defining the rights of holders of Common
           Stock
      4.2  Specimen Common Stock certificate**
      5.1  Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
           L.L.P.**
     10.1 Form of Indemnity Agreement by and between the Company and each of its directors**
     10.2  Reimbursement and Indemnity Agreement between the Company and
           Elliott Associates, L.P., dated as of June 10, 1997**
     10.3  The Company's Stock Incentive Plan**
     10.4  Form of Stock Option Agreement under the Company's Stock Incentive
           Plan**
     10.5  Employment Agreement between the Company and Bill J. Lam*
     10.6  Employment Agreement between the Company and David W. Sharp*
     10.7  Employment Agreement between the Company and James K. Cole*
     10.8  Credit Agreement among Den norske Bank ASA, Horizon Vessels, Inc.
           and Horizon Offshore Contractors, Inc., dated as of October 27,
           1997**
     10.9 Amendment No. 1 to Credit Agreement dated as of December 30, 1997 among Den norske Bank ASA, Horizon Vessels, Inc. and Horizon
           Offshore Contractors, Inc.**
     10.10 Alliance Agreement among Det Sondenfjelds-Norske Dampskibsselskab
           ASA, the Company, Highwood Partners, L.P., and Westgate
           International, L.P. dated as of December 4, 1997**
     10.11 Stockholder's Agreement among Det Sondenfjelds-Norske
           Dampskibsselskab ASA, the Company, Highwood Partners, L.P., and
           Westgate International, L.P., dated as of December 4, 1997**
     10.12 Memorandum of Agreement among DSND Shipping AS and HorizonVessels,
           Inc. dated as of December 4, 1997, and "Barecon 89" Standard
           Bareboat Charter**
     10.13 Option Agreement between the Company and DSND Oceantech, Ltd. dated as of December 4, 1997**
     10.14 Registration Rights Agreement among the Company, Highwood Partners,
           L.P., and Westgate International, L.P., dated as of December 4,
           1997**

     10.15 10% Subordinated Note due March 31, 2003 payable to the order of
           Westgate International, L.P.*
     10.16 10% Subordinated Note due March 31, 2003 payable to the order of
           Highwood Partners, L.P.*
     10.17 Form of Purchase Agreement**
     10.18 Services Agreement between the Company and Horizon Barge & Towing,
           Inc., dated as of September 30, 1997**
     10.19 Agreement for Purchase and Sale of Vessels between HLS Offshore,
           L.L.C. and CGI Marine Corporation dated as of May 30, 1997**
     10.20 Vessel Purchase Agreement between Horizon Barge & Towing, Inc. and
           Horizon Vessels, Inc. dated as of December 2, 1997**
     10.21 Settlement Agreement between HLS Offshore L.L.C., Mannai Marine Co.
           Limited and RANA S.r.l. dated June 10, 1997**
     10.22 Consulting Agreement dated January 1, 1998 between the Company and
           Edward L. Moses, Jr.**
     10.23 Letter Agreement dated December 5, 1997 between the Company and
           Crossbay Ventures Ltd.**
     10.24 Letter Agreement dated December 5, 1997 between the Company and
           Crossbay Ventures Ltd.**
     11.1  Statement regarding computation of net income (loss) per share*
     21.1  Subsidiaries of the Company**
     23.1  Consent of Arthur Andersen LLP.*
     23.2  Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
           L.L.P. (included in Exhibit 5.1)**
     24.1  Power of Attorney**
     27.1  Financial Data Schedule**

    --------
      * Filed herewith
     ** Previously filed

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 6, 1998.

                                          HORIZON OFFSHORE, INC.



                                                  /s/ David W. Sharp
                                          By __________________________________
                                                     David W. Sharp
                                           Executive Vice President and Chief
                                                    Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

      /s/ Jonathan D. Pollock*       Chairman of the Board           March 5, 1998
____________________________________
         Jonathan D. Pollock

          /s/ Bill J. Lam*           President and Director          March 5, 1998
____________________________________ (Principal Executive
             Bill J. Lam             Officer)

         /s/ David W. Sharp          Chief Financial Officer         March 5, 1998
____________________________________ (Principal Financial and
            David W. Sharp           Accounting Officer)

         /s/ James Devine*           Director                        March 5, 1998
____________________________________
            James Devine

         /s/ Gunnar Hirsti*          Director                        March 5, 1998
____________________________________
            Gunnar Hirsti

     /s/ Edward L. Moses, Jr.*       Director                        March 5, 1998
____________________________________
         Edward L. Moses, Jr.

      /s/ David W. Sharp
*By: __________________________
  Attorney-in-Fact and Agent

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                     DOCUMENT DESCRIPTION                       NUMBER
 ------- ---------------------------------------------------------   ----------
   1.1   Form of Underwriting Agreement*
   3.1   Amended and Restated Certificate of Incorporation of the
         Company**
   3.2   Bylaws of the Company**
   4.1   See Exhibits 3.1 and 3.2 for provisions of the Company's
         Certificate of Incorporation and Bylaws defining the
         rights of holders of Common Stock
   4.2   Specimen Common Stock certificate**
   5.1   Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
         Denegre, L.L.P.**
  10.1   Form of Indemnity Agreement by and between the Company
         and each of its directors**
  10.2   Reimbursement and Indemnity Agreement between the Company
         and Elliott Associates, L.P., dated as of June 10, 1997**
  10.3   The Company's Stock Incentive Plan**
  10.4   Form of Stock Option Agreement under the Company's Stock
         Incentive Plan**
  10.5   Employment Agreement between the Company and Bill J. Lam*
  10.6   Employment Agreement between the Company and David W.
         Sharp*
  10.7   Employment Agreement between the Company and James K.
         Cole*
  10.8   Credit Agreement among Den norske Bank ASA, Horizon
         Vessels, Inc. and Horizon Offshore Contractors, Inc.,
         dated as of October 27, 1997**
  10.9   Amendment No. 1 to Credit Agreement dated as of December
         30, 1997 among Den norske Bank ASA, Horizon Vessels, Inc.
         and Horizon Offshore Contractors, Inc.**
  10.10  Alliance Agreement among Det Sondenfjelds-Norske
         Dampskibsselskab ASA, the Company, Highwood Partners,
         L.P., and Westgate International, L.P. dated as of
         December 4, 1997**
  10.11  Stockholder's Agreement among Det Sondenfjelds-Norske
         Dampskibsselskab ASA, the Company, Highwood Partners,
         L.P., and Westgate International, L.P., dated as of
         December 4, 1997**
  10.12  Memorandum of Agreement among DSND Shipping AS and
         HorizonVessels, Inc. dated as of December 4, 1997, and
         "Barecon 89" Standard Bareboat Charter**
  10.13  Option Agreement between the Company and DSND Oceantech,
         Ltd. dated as of December 4, 1997**
  10.14  Registration Rights Agreement among the Company, Highwood
         Partners, L.P., and Westgate International, L.P., dated
         as of December 4, 1997**
  10.15  10% Subordinated Note due March 31, 2003 payable to the order of Westgate International, L.P.*
  10.16  10% Subordinated Note due March 31, 2003 payable to the order of Highwood Partners, L.P.*
  10.17  Form of Purchase Agreement**
  10.18  Services Agreement between the Company and Horizon Barge
         & Towing, Inc., dated as of September 30, 1997**
  10.19  Agreement for Purchase and Sale of Vessels between HLS
         Offshore, L.L.C. and CGI Marine Corporation dated as of
         May 30, 1997**

                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER                     DOCUMENT DESCRIPTION                       NUMBER
 ------- ---------------------------------------------------------   ----------
  10.20  Vessel Purchase Agreement between Horizon Barge & Towing,
         Inc. and Horizon Vessels, Inc. dated as of December 2,
         1997**
  10.21  Settlement Agreement between HLS Offshore L.L.C., Mannai
         Marine Co. Limited and RANA S.r.l. dated June 10, 1997**
  10.22  Consulting Agreement dated January 1, 1998 between the
         Company and Edward L. Moses, Jr.**
  10.23  Letter Agreement dated December 5, 1997 between the
         Company and Crossbay Ventures Ltd.**
  10.24  Letter Agreement dated December 5, 1997 between the
         Company and Crossbay Ventures Ltd.**
  11.1   Statement regarding computation of net income (loss) per
         share*
  21.1   Subsidiaries of the Company**
  23.1   Consent of Arthur Andersen LLP.*
  23.2   Consent of Jones, Walker, Waechter, Poitevent, Carrere &
         Denegre, L.L.P. (included in Exhibit 5.1)**
  24.1   Power of Attorney**
  27.1   Financial Data Schedule**

    --------
      * Filed herewith
     ** Previously filed